SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 15, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of March 31, 2022 together with the reports on review of interim financial statements

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022

CONTENT

Cover sheet

Condensed consolidated interim financial statements

Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim financial statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these financial statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 8: Other debt securities
Note 9: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investment in associates and joint arrangements
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Other financial liabilities
Note 16: Provisions
Note 17: Other non-financial liabilities
Note 18: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 19: Disclosures by operating segment
Note 20: Income tax
Note 21: Commissions income
Note 22: Differences in quoted prices of gold and foreign currency
Note 23: Other operating income
Note 24: Employee benefits
Note 25: Administrative expenses
Note 26: Other operating expenses
Note 27: Additional disclosures in the statement of cash flows
Note 28: Capital stock
Note 29: Earnings per share – Dividends
Note 30: Deposit guarantee insurance
Note 31: Restricted assets

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022

CONTENT (contd.)

Notes to the condensed consolidated interim financial statements (contd.)

Note 32: Trust activities
Note 33: Compliance with CNV regulations
Note 34: Accounting items that identify the compliance with minimum cash requirements
Note 35: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 36: Corporate bonds issuance
Note 37: Off balance sheet transactions
Note 38: Tax and other claims
Note 39: Restriction on dividends distribution
Note 40: Capital management, corporate governance transparency policy and risk management
Note 41: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 42: Effects of the coronavirus (COVID–19) outbreak
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits

Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by term
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim financial statements

Condensed separate interim financial statements
Notes to the condensed separate interim financial statements
Condensed separate exhibits

BANCO MACRO SA

 Corporate name: Banco Macro SA

 Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

 Corporate purpose and main activity: Commercial bank

 Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

 Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

 By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	03/31/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	10		175,530,662	200,025,884
Cash			32,105,319	30,902,976
Central Bank of Argentina			96,476,179	123,778,001
Other Local and Foreign Entities			46,886,294	45,337,448
Other			62,870	7,459
Debt Securities at fair value through profit or loss	5 and 10		32,243,512	37,614,226
Derivative Financial Instruments	10			1,504
Repo transactions	10			36,452,615
Other Financial Assets	6, 7 and 10	R	24,944,864	40,786,731
Loans and other financing	7 and 10	B, C, D and R	373,888,227	408,984,539
Non-financial Public Sector			2,090,128	2,757,828
Other Financial Entities			708,873	1,752,948
Non-financial Private Sector and Foreign Residents			371,089,226	404,473,763
Other Debt Securities	7, 8 and 10	R	422,907,382	331,935,881
Financial Assets delivered as guarantee	10 and 31		32,047,903	20,851,057
Current Income Tax Assets	20		197,230	630,768
Equity Instruments at fair value through profit or loss	9 and 10		476,438	2,529,734
Investment in associates and joint arrangements	12		652,301	568,166
Property, plant and equipment		F	60,911,675	61,368,622
Intangible Assets		G	9,717,578	9,754,821
Deferred Income Tax Assets	20		42,257	55,470
Other Non-financial Assets	13		3,325,866	2,706,307
Non-current Assets held for sale			3,748,015	3,762,423
TOTAL ASSETS			1,140,633,910	1,158,028,748

- 1 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	03/31/2022	12/31/2021
LIABILITIES
Deposits	10	H and I	677,544,730	683,477,170
Non-financial Public Sector			78,854,292	65,466,238
Financial Sector			1,033,773	1,115,653
Non-financial Private Sector and Foreign Residents			597,656,665	616,895,279
Liabilities at fair value through profit or loss	10	I	461,253	1,889,304
Derivative Financial Instruments	10	I	7,453	2,939
Repo Transactions	10	I	11,853,813
Other Financial Liabilities	10 and 15	I	59,738,262	78,852,081
Financing received from the Central Bank of Argentina and other financial institutions	10	I	2,008,345	508,067
Issued Corporate Bonds	10 and 36	I	3,096,173	3,471,423
Current Income Tax Liabilities	20		554,007	407,750
Subordinated Corporate Bonds	10 and 36	I	46,028,349	48,719,287
Provisions	16	J and R	2,002,027	1,905,371
Deferred Income Tax Liabilities	20		7,559,977	6,606,742
Other Non-financial Liabilities	17		47,419,382	55,238,906
TOTAL LIABILITIES			858,273,771	881,079,040
SHAREHOLDERS’ EQUITY
Capital Stock	28		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			97,975,071	97,975,071
Earnings Reserved			141,403,232	141,403,232
Unappropriated Retained Earnings			21,127,200	(10,353,793)
Accumulated Other Comprehensive Income			2,733,587	3,331,043
Net Income of the period / fiscal year			6,019,703	31,480,993
Net Shareholders’ Equity attributable to controlling interest			282,327,987	276,905,740
Net Shareholders’ Equity attributable to non-controlling interests			32,152	43,968
TOTAL SHAREHOLDERS’ EQUITY			282,360,139	276,949,708
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			1,140,633,910	1,158,028,748

The notes 1 to 44 to the condensed consolidated interim financial statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 2 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Interest income		Q	68,847,519	69,946,106
Interest expense		Q	(26,936,813)	(32,985,618)
Net Interest income			41,910,706	36,960,488
Commissions income	21	Q	11,272,601	10,125,950
Commissions expense		Q	(1,057,205)	(930,525)
Net Commissions income			10,215,396	9,195,425
Subtotal (Net Interest income + Net Commissions income)			52,126,102	46,155,913
Profit from measurement of financial instruments at fair value through profit or loss		Q	6,448,472	7,075,217
Profit from sold or derecognized assets at amortized cost				92,480
Differences in quoted prices of gold and foreign currency	22		3,085,246	1,886,516
Other operating income	23		3,261,897	2,557,864
Allowance for loan losses			(744,948)	(3,731)
Net Operating Income			64,176,769	57,764,259
Employee benefits	24		(9,811,358)	(11,257,253)
Administrative expenses	25		(5,513,912)	(5,296,436)
Depreciation and amortization of fixed assets		F and G	(2,191,958)	(1,997,670)
Other Operating Expenses	26		(10,122,642)	(9,860,157)
Operating Income			36,536,899	29,352,743
(Loss) / Income from associates and joint arrangements	12		(35,963)	35,727
Loss on net monetary position			(28,917,241)	(22,401,531)
Income before tax on continuing operations			7,583,695	6,986,939
Income tax on continuing operations	20.c)		(1,575,808)	(3,594,097)
Net Income from continuing operations			6,007,887	3,392,842
Net Income of the period			6,007,887	3,392,842
Net Income of the period attributable to controlling interest			6,019,703	3,392,736
Net Income of the period attributable to non-controlling interest			(11,816)	106

- 3 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Net Profit attributable to Parent’s shareholders	6,019,703	3,392,736
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	6,019,703	3,392,736
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	9.4144	5.3060

- 4 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Net Income of the period			6,007,887	3,392,842
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(258,116)	(149,985)
Foreign currency translation differences of the period			(258,116)	(149,985)
Profit or loss for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(339,340)	1,061,865
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(1,621,464)	491,991
Adjustment for reclassification of period			1,114,680	990,538
Income tax	20.c)		167,444	(420,664)
Total Other Comprehensive (Loss) / Income that is subsequently reclassified to profit or loss			(597,456)	911,880
Total Other Comprehensive (Loss) / Income			(597,456)	911,880
Total Comprehensive Income of the period			5,410,431	4,304,722
Total Comprehensive Income attributable to controlling interest			5,422,247	4,304,616
Total Comprehensive Income attributable to non-controlling interest			(11,816)	106

The notes 1 to 44 to the condensed consolidated interim financial statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 5 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	97,975,071	696,593	2,634,450	56,222,032	85,181,200	21,127,200	276,905,740	43,968	276,949,708
Total comprehensive income of the period
- Net income of the period									6,019,703	6,019,703	(11,816)	6,007,887
- Other comprehensive loss of the period					(258,116)	(339,340)				(597,456)		(597,456)
Amount at the end of the period		639,413	12,429,781	97,975,071	438,477	2,295,110	56,222,032	85,181,200	27,146,903	282,327,987	32,152	282,360,139

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	97,975,071	1,586,075	382,672	56,222,032	136,173,707	(45,978,192)	259,430,559	3,274	259,433,833
Total comprehensive income of the period
- Net income of the period									3,392,736	3,392,736	106	3,392,842
- Other comprehensive income of the period					(149,985)	1,061,865				911,880		911,880
Amount at the end of the period		639,413	12,429,781	97,975,071	1,436,090	1,444,537	56,222,032	136,173,707	(42,585,456)	263,735,175	3,380	263,738,555

The notes 1 to 44 to the condensed consolidated interim financial statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 6 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	03/31/2022	03/31/2021
Cash flows from operating activities
Income of the period before Income Tax		7,583,695	6,986,939
Adjustment for the total monetary effect of the period		28,917,241	22,401,531

Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		2,191,958	1,997,670
Allowance for loan losses		744,948	3,731
Difference in quoted prices of foreign currency		(7,049,827)	(10,874,616)
Other adjustments		14,117,912	22,148,336
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		5,453,560	36,796,149
Derivative financial instruments		1,504	12,670
Repo transactions		36,452,615	49,072,678
Loans and other financing
Non-financial public sector		667,700	1,230,464
Other financial entities		1,044,075	(936,613)
Non-financial private sector and foreign residents		32,550,468	39,352,033
Other debt securities		(35,812,231)	(3,635,478)
Financial assets delivered as guarantee		(11,196,846)	3,725,830
Equity instruments at fair value through profit or loss		2,053,296	(276,149)
Other assets		15,610,123	5,895,915
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		13,388,054	(43,016,007)
Financial sector		(81,880)	(144,172)
Non-financial private sector and foreign residents		(19,238,614)	(103,819,949)
Liabilities at fair value through profit or loss		(1,359,367)
Derivative financial instruments		4,514	(393)
Repo transactions		11,853,813	(1,083,722)
Other liabilities		(22,479,090)	(12,026,874)
Income Tax Payments		(32,554)	(2,646,129)
Total cash from operating activities (A)		75,385,067	11,163,844

- 7 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	03/31/2022	03/31/2021
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(1,531,078)	(2,002,439)
Total cash used in investing activities (B)		(1,531,078)	(2,002,439)
Cash flows from financing activities
Payments:
Non-subordinated corporate bonds			(354,162)
Subordinated Corporate Bonds		(20,742)
Other payments related to financing activities		(127,578)	(221,611)
Collections / Incomes:
Financing to local financial entities		1,560,812	240,519
Total cash used in financing activities (C)		1,412,492	(335,254)
Effect of exchange rate fluctuations (D)		10,711,946	16,285,169
Monetary effect on cash and cash equivalents (E)		(55,272,949)	(54,966,671)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		30,705,478	(29,855,351)
Restated cash and cash equivalents at the beginning of the fiscal year	27	359,736,989	461,828,872
Cash and cash equivalents at the end of the period	27	390,442,467	431,973,521

The notes 1 to 44 to the condensed consolidated interim financial statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 8 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payments services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On January 17, 2022, the Bank made a new irrevocable capital contribution for an amount of 130,758 (not restated). The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. The amount paid on October 15, 2021 was 33,488 (not restated). As it was explained in note 3 to the consolidated financial statements as of December 31, 2021, already issued, Fintech SGR is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.

In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish). See also note 12.

On May 23, 2022, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of March 31, 2022 and December 31, 2021, the deposits held by the Misiones Provincial Government with the Bank amounted to 15,222,352 and 10,530,303 (including 1,148,377 and 1,202,402, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2022 and December 31, 2021, the deposits held by the Salta Provincial Government with the Bank amounted to 24,009,700 and 7,493,144 (including 2,368,283 and 2,554,483, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of March 31, 2022 and December 31, 2021, the deposits held by the Jujuy Provincial Government with the Bank amounted to 10,084,831 and 9,781,514 (including 1,533,905 and 2,215,621, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2023 and 2025, respectively.

As of March 31, 2022 and December 31, 2021, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 17,301,741 and 20,317,994 (including 5,486,589 and 5,954,216, related to court deposits), respectively.

Additionally, as of March 31, 2022 and December 31, 2021, the Bank granted loans to the Tucumán Provincial Government for an amount of 1,606,751 and 2,133,618, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specifics guidelines related to the measurement of such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 9). On March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose before mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the period ended March 31, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of March 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of March 31, 2022, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to section “measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2021, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2021, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2021, already issued.

As of March 31, 2022 and December 31, 2021, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (1) and (2)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SA	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (3)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Subsidiaries	Principal Place of Business	Country	Main Activity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

Fintech SGR (Structured entity)	Esmeralda 320 – 6th floor – Office A – CABA	Argentina	Granting of guarantees

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.

(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 28,126).

As of March 31, 2022 and December 31, 2021, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of March 31, 2022 and December 31, 2021 are as follows:

Balances as of 03/31/2022	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,123,770,545	9,194,629	17,788,022	140,042	1,162,663	1,294,609	(12,716,600)	1,140,633,910
Liabilities	841,442,558	6,038,000	13,364,247	2,763	640,302	1,257,240	(4,471,339)	858,273,771
Equity attributable to the owners of the Bank	282,327,987	3,156,629	4,162,193	137,279	522,361	37,369	(8,015,831)	282,327,987
Equity attributable to non-controlling interests			261,582				(229,430)	32,152

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,140,106,124	10,617,876	17,508,778	142,032	1,374,868	1,619,316	(13,340,246)	1,158,028,748
Liabilities	863,200,384	7,170,959	13,592,916	3,335	806,313	1,565,812	(5,260,679)	881,079,040
Equity attributable to the owners of the Bank	276,905,740	3,446,917	3,715,888	138,697	568,555	53,504	(7,923,561)	276,905,740
Equity attributable to non-controlling interests			199,974				(156,006)	43,968

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim financial statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim financial statements, they are in the process of being transcribed into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of March 31, 2022, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of March 31, 2022, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income, the statement of other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the three-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of March 31, 2022, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 16.07% and 12.95% for the three-month periods ended March 31, 2022 and 2021, respectively, and 50.94% for the fiscal year ended on December 31, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated financial statements as of December 31, 2021, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2022, the following amendment to IFRS are effective and they did not have a material impact on these condensed consolidated interim financial statements:

Amendments to IFRS 3 - Reference to the Conceptual Framework

The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

This amendment did not have a material impact on these condensed consolidated interim financial statements since currently, the Bank has not performed business combination transactions with contingent assets and liabilities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use.

The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

This amendment did not have a material impact on these condensed consolidated interim financial statements as the Bank does not have these type of items.

Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract.

The IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on entities that previously applied the incremental cost approach is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions.

This amendment did not have a material impact on these condensed consolidated interim financial statements as the Bank does not have these type of contracts.

Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle.

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

This amendment did not have a material impact on these condensed consolidated interim financial statements.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

This amendment did not have a material impact on these condensed consolidated interim financial statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condenses consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

b)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2022 and December 31, 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	300,634,489	257,577,973
Guarantees granted (1)	2,631,915	2,636,152
Overdraft and unused agreed commitments (1)	1,452,115	1,012,758
Subtotal	304,718,519	261,226,883
Less: Allowance for Expected Credit Losses (ECL)	(441,321)	(395,918)
Total	304,277,198	260,830,965

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 19,958 and 30,285 as of March 31, 2022 and December 31, 2021, respectively. The Overdraft and unused agreed commitments include an amount of 654,172 and 111,670 as of March 31, 2022 and December 31, 2021, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Government securities	29,970,559	35,553,509
Private securities	2,272,953	2,060,717
Total	32,243,512	37,614,226

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Sundry debtors (see note 9)	13,531,907	11,650,401
Receivables from other spot sales pending settlement	8,313,523	7,985,137
Private securities	2,073,912	2,403,281
Receivables from spot sales of government securities pending settlement	380,273	105,447
Receivables from spot sales of foreign currency pending settlement	85,784	17,953,407
Other	600,107	719,756
Subtotal	24,985,506	40,817,429
Less: Allowances for ECL	(40,642)	(30,698)
Total	24,944,864	40,786,731

Disclosures related to allowance for ECL are detailed in item 7.4 of note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2021, already issued. Additionally, note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

7.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	03/31/2022	12/31/2021
Loans and other financing	383,773,222	420,163,636
Individual assessment	80,649,549	100,091,671
Collective assessment	303,123,673	320,071,965
Less: Allowance for ECL (1)	(9,884,995)	(11,179,097)
Total	373,888,227	408,984,539

(1) As explained in note 3, ECL are not calculated to public sector exposures.

As explained in note 43.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty in external obligation restructuring”, to the consolidated financial statements as of December 31, 2021, already issued, the Bank decided to record an adjustment on a forward-looking basis. Such adjustment amounted to 1,956,544 and 2,305,144 as of March 31, 2022 and December 31, 2021, respectively.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraphs. The amounts are presented gross of the impairment allowances.

		03/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		360,267,646	9,044,060		369,311,706	96.23
High grade	0.00% - 3.50%	308,994,348	1,030,963		310,025,311	80.78
Standard grade	3.51% -7.00%	39,948,062	3,020,728		42,968,790	11.20
Sub-standard grade	7.01% - 33.00%	11,325,236	4,992,369		16,317,605	4.25
Past due but not impaired	33.01% - 99.99%	4,508,644	5,035,518		9,544,162	2.49
Impaired	100%			4,917,354	4,917,354	1.28
Total		364,776,290	14,079,578	4,917,354	383,773,222	100
%		95.05	3.67	1.28	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		396,527,536	10,036,175		406,563,711	96.76
High grade	0.00% - 3.50%	333,253,694	962,985		334,216,679	79.54
Standard grade	3.51% -7.00%	49,361,534	2,917,172		52,278,706	12.44
Sub-standard grade	7.01% - 33.00%	13,912,308	6,156,018		20,068,326	4.78
Past due but not impaired	33.01% - 99.99%	3,672,294	6,098,808		9,771,102	2.33
Impaired	100%			3,828,823	3,828,823	0.91
Total		400,199,830	16,134,983	3,828,823	420,163,636	100
%		95.25	3.84	0.91	100

7.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section, to the consolidated financial statements as of December 31, 2021, already issued.

		03/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		74,984,306	3,520,239		78,504,545	97.34
High grade	0.00% - 3.50%	55,353,500	445,336		55,798,836	69.19
Standard grade	3.51% -7.00%	16,197,588	1,866,463		18,064,051	22.39
Sub-standard grade	7.01% - 33.00%	3,433,218	1,208,440		4,641,658	5.76
Past due but not impaired	33.01% - 99.99%
Impaired	100%			2,145,004	2,145,004	2.66
Total		74,984,306	3,520,239	2,145,004	80,649,549	100
%		92.98	4.36	2.66	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		93,708,263	4,154,205		97,862,468	97.77
High grade	0.00% - 3.50%	70,657,514	502,191		71,159,705	71.09
Standard grade	3.51% -7.00%	18,956,784	1,458,273		20,415,057	20.40
Sub-standard grade	7.01% - 33.00%	4,093,965	2,193,741		6,287,706	6.28
Past due but not impaired	33.01% - 99.99%		1,342,910		1,342,910	1.34
Impaired	100%			886,293	886,293	0.89
Total		93,708,263	5,497,115	886,293	100,091,671	100
%		93.62	5.49	0.89	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

7.1.2   Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section, to the consolidated financial statements as of December 31, 2021, already issued.

		03/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		285,283,340	5,523,821		290,807,161	95.94
High grade	0.00% - 3.50%	253,640,848	585,627		254,226,475	83.87
Standard grade	3.51% -7.00%	23,750,474	1,154,265		24,904,739	8.22
Sub-standard grade	7.01% - 33.00%	7,892,018	3,783,929		11,675,947	3.85
Past due but not impaired	33.01% - 99.99%	4,508,644	5,035,518		9,544,162	3.15
Impaired	100%			2,772,350	2,772,350	0.91
Total		289,791,984	10,559,339	2,772,350	303,123,673	100
%		95.61	3.48	0.91	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		302,819,273	5,881,970		308,701,243	96.45
High grade	0.00% - 3.50%	262,596,180	460,794		263,056,974	82.19
Standard grade	3.51% -7.00%	30,404,750	1,458,899		31,863,649	9.95
Sub-standard grade	7.01% - 33.00%	9,818,343	3,962,277		13,780,620	4.31
Past due but not impaired	33.01% - 99.99%	3,672,294	4,755,898		8,428,192	2.63
Impaired	100%			2,942,530	2,942,530	0.92
Total		306,491,567	10,637,868	2,942,530	320,071,965	100
%		95.76	3.32	0.92	100

7.2 Other debt securities at amortized cost

For purchased corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	68,008			68,008	48.58
Financial trust	71,973			71,973	51.42
Total	139,981			139,981	100
%	100			100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	100,385			100,385	32.67
Financial trust	206,841			206,841	67.33
Total	307,226			307,226	100
%	100			100

The related ECL for corporate bonds as of March 31, 2022 and December 31, 2021 amounted to 611 and 615, respectively. The ECL related to financial trusts as of March 31, 2022 and December 31, 2021 amounted to 5 and 15, respectively.

7.3 Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in note 8.

7.4.	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	22,911,594			22,911,594	100
Total	22,911,594			22,911,594	100
%	100			100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	38,414,148			38,414,148	100
Total	38,414,148			38,414,148	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The ECL related to these types of instruments amounted to 40,642 and 30,698 as of March 31, 2022 and December 31, 2021, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 9.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

8.	OTHER DEBT SECURITIES

The composition of other debt securities as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
At fair value through OCI
Central Bank internal bills	200,611,251	154,338,735
Government securities	190,530,823	144,917,464
Government securities – Foreign	3,329,260	4,770,421
Total at fair value through OCI	394,471,334	304,026,620
At amortized cost
Government securities	28,296,683	27,602,665
Private securities	139,365	306,596
Total at amortized cost	28,436,048	27,909,261
Total	422,907,382	331,935,881

9.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Prisma Medios de Pago SA (1)		2,078,881
Other	476,438	450,853
Total	476,438	2,529,734

(1)	On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousand) USD 33,018 and shall be paid as follows: (i) 30% in Pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares were recording in the statement of income for the period ended March 31, 2022 under “Profit from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022 an agreement updated was performed for the 100% of the shares.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2022 and December 31, 2021:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	32,243,512	30,522,798	368,480	1,352,234
Other financial assets	2,073,912	2,036,930		36,982
Equity instruments at fair value through profit or loss	476,438	63,559		412,879
At fair value through OCI
Other debt Securities	394,471,334	223,696,613	170,774,721
Financial assets delivered as guarantee	13,415,360	13,415,360
Total	442,680,556	269,735,260	171,143,201	1,802,095

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	461,253	461,253
Derivatives financial instruments	7,453		7,453
Total	468,706	461,253	7,453

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	37,614,226	35,982,562	335,452	1,296,212
Derivatives financial instruments	1,504	460	1,044
Other financial assets	2,403,281	2,367,275		36,006
Equity instruments at fair value through profit or loss	2,529,734	78,336		2,451,398
At fair value through OCI
Other debt Securities	304,026,621	168,899,443	135,127,178
Total	346,575,366	207,328,076	135,463,674	3,783,616

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	1,889,304	1,889,304
Derivatives financial instruments	2,939		2,939
Total	1,892,243	1,889,304	2,939

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of March 31, 2022 and December 31, 2021, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial assets recognized at fair value categorized as level 3:

	As of March 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,296,212	36,006	2,451,398
Transfers to Level 3
Transfers from Level 3
Profit and loss	115,042	3,351	233
Recognition and derecognition	124,198	2,963	(1,692,071)
Monetary effects	(183,218)	(5,338)	(346,681)
Amount at the end of the period	1,352,234	36,982	412,879

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	663,025	45,865	2,896,299
Transfers to Level 3
Transfers from Level 3
Profit and loss	409,223	2,122	721,689
Recognition and derecognition	583,168	5,960	(25,882)
Monetary effects	(359,204)	(17,941)	(1,140,708)
Amount at the end of the fiscal year	1,296,212	36,006	2,451,398

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 9).

	Fair value of		Significant	Range of inputs
	Level 3 Assets	Valuation	unobservable	03/31/2022
Composition	03/31/2022	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	558,431	Income approach (discounted cash flow)	Discount rate in pesos	37.48	53.63%
Corporate bonds	790,568	Income approach (discounted cash flow)	Discount rate in pesos	10.21	11.05%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Fair value of		Significant	Range of inputs
	Level 3 Assets	Valuation	unobservable	12/31/2021
Composition	12/31/2021	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	373,367	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14%
Corporate bonds	919,416	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	03/31/2022		12/31/2021
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	3,800	(3,377)	179	(176)
Corporate bonds	213	(212)	17,743	(16,356)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As March 31, 2022 and December 31, 2021, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2022 and December 31, 2021:

	03/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	175,530,662	175,530,662			175,530,662
Other financial assets	22,870,952	22,870,952			22,870,952
Loans and other financing	373,888,227			342,528,904	342,528,904
Other debt securities	28,436,048	502,068	27,924,195	31,155	28,457,418
Financial assets delivered as guarantee	18,632,543	18,632,543			18,632,543
Total	619,358,432	217,536,225	27,924,195	342,560,059	588,020,479

Financial liabilities
Deposits	677,544,730	342,978,570		333,934,794	676,913,364
Repo transactions	11,853,813	11,853,813			11,853,813
Other financial liabilities	59,738,262	58,181,390	1,483,214		59,664,604
Financing received from the BCRA and other financial institutions	2,008,345	160,298	1,847,485		2,007,783
Issued corporate bonds	3,096,173		2,875,062		2,875,062
Subordinated corporate bonds	46,028,349		36,743,749		36,743,749
Total	800,269,672	413,174,071	42,949,510	333,934,794	790,058,375

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	200,025,884	200,025,884			200,025,884
Repo transactions	36,452,615	36,452,615			36,452,615
Other financial assets	38,383,450	38,383,450			38,383,450
Loans and other financing	408,984,539			379,995,367	379,995,367
Other debt securities	27,909,260	26,546,116	754,293	181,235	27,481,644
Financial assets delivered as guarantee	20,851,057	20,851,057			20,851,057
Total	732,606,805	322,259,122	754,293	380,176,602	703,190,017

Financial liabilities
Deposits	683,477,170	387,337,001		295,754,948	683,091,949
Other financial liabilities	78,852,081	77,173,869	1,665,381		78,839,250
Financing received from the BCRA and other financial institutions	508,067	459,880	44,542		504,422
Issued corporate bonds	3,471,423		3,055,687		3,055,687
Subordinated corporate bonds	48,719,287		39,996,562		39,996,562
Total	815,028,028	464,970,750	44,762,172	295,754,948	805,487,870

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

11.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being a structured entity in which the Bank has control (see also note 1).

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows:

	Fair value recognized on acquisition
Composition	SGR	Risk fund
Assets	68,899	997,056
Cash and deposits in Banks	290	107,689
Debt Securities at fair value through profit or loss		722,155
Other financial assets	45,930	166,746
Property, plant and equipment	660
Deferred tax assets	4,602
Other non-financial assets	17,417	466
Liabilities	58,261	997,056
Other financial liabilities	58,261	988,241
Other non-financial liabilities		8,815
Net assets acquired at fair value	10,638

The goodwill generated by the acquisition of Fintech SGR amounted to 26,492.

The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

12.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

12.1	Associates

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of December 31, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2022 and March 31, 2022.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	03/31/2022	12/31/2021
Total assets	78,095	103,184
Total liabilities	11,180	14,634
Shareholders’ equity	66,915	88,550
Proportional Bank’s interest	5%	5%
Investment carrying amount	3,346	4,428

As of March 31, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to (1,082) and (228), respectively.

b)	Play Digital SA

As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of December 31, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2022 and March 31, 2022.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	03/31/2022	12/31/2021
Total assets	1,633,181	2,163,308
Total liabilities	336,567	182,691
Shareholders’ equity	1,296,614	1,980,617
Proportional Bank’s interest	10.0197%	10.0197%
Investment carrying amount	129,917	198,452
Irrevocable capital contribution made on January 2022 (see note 1)	130,758
	260,675	198,452

As of March 31, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to (83,885) and (2,322) respectively.

12.2	Joint ventures

The Bank participates in the following joint ventures:

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria

On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	03/31/2022	12/31/2021
Total assets	849,041	823,064
Total liabilities	165,682	191,282
Shareholders’ equity	683,359	631,782
Proportional Bank’s interest	50%	50%
Investment carrying amount	341,680	315,891

As of March 31, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to 51,800 and 38,283, respectively.

b)	Finova SA

As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent.

The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements” to the consolidated financial statements as of December 31, 2021, already issued, is measured at equity method plus goodwill:

Summarized statement of financial position	03/31/2022	12/31/2021
Total assets	38,887	45,134
Total liabilities	4,090	4,747
Shareholders’ equity	34,797	40,387
Proportional Bank’s interest	50%	50%
Equity interest	17,399	20,194
Goodwill	29,201	29,201
Investment carrying amount	46,600	49,395

As of March 31, 2022, the investment carrying amount in the net income for the period amounted to (2,796).

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Advanced prepayments	1,610,374	963,572
Investment property (see Exhibit F)	1,048,330	1,009,468
Tax advances	457,624	509,871
Other	209,538	223,396
Total	3,325,866	2,706,307

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2022 and December 31, 2021, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	889								889
Other financial assets		17,496					126,691	1,177	145,364
Loans and other financing (3)
Documents								30,778	30,778
Overdraft							40,237	318,869	359,106
Credit cards							96,169	79,074	175,243
Lease								34,093	34,093
Personal loans							1,334		1,334
Mortgage loans							265,170		265,170
Other loans		1,411,226					81,589	1,284,433	2,777,248
Other receivables from financial intermediation					699,169				699,169
Guarantee granted								1,526,775	1,526,775
Other financial assets							12		12
Total assets	889	1,428,722			699,169		611,202	3,275,199	6,015,181

Liabilities
Deposits	2	1,733,650	180,067	45,192	14	49,342	2,763,335	1,445,090	6,216,692
Financial liabilities at fair value through profit or loss								113,627	113,627
Other financial liabilities							35,756	76,842	112,598
Subordinated corporate bonds					57,607				57,607
Other non-financial liabilities								14,615	14,615
Total liabilities	2	1,733,650	180,067	45,192	57,621	49,342	2,799,091	1,650,174	6,515,139

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of March 31, 2022 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,427,836, 787,386, 680,678 and 5,339,487, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	955								955
Other financial assets							172,870	167,875	340,745
Loans and other financing (3)
Documents								33,127	33,127
Overdraft							93,324	293,583	386,907
Credit cards							83,375	62,647	146,022
Lease								33,342	33,342
Personal loans							1,654		1,654
Mortgage loans							297,834		297,834
Other loans		1,607,473					88,610	1,836,256	3,532,339
Other receivables from financial intermediation					880,185			8,009	888,194
Guarantee granted								1,187,807	1,187,807
Other non-financial assets							28		28
Total assets	955	1,607,473			880,185		737,695	3,622,646	6,848,954

Liabilities
Deposits	5	1,845,949	190,029	79,620	36	61,330	4,288,474	1,989,793	8,455,236
Financial liabilities at fair value through profit or loss								1,888,815	1,888,815
Other financial liabilities							56,616	289,297	345,913
Subordinated corporate bonds					48,768				48,768
Other non-financial liabilities								17,854	17,854
Total liabilities	5	1,845,949	190,029	79,620	48,804	61,330	4,345,090	4,185,759	10,756,586

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,620,992, 880,185, 831,600 and 7,097,978, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Profit or loss related to transactions generated during the three-month periods ended March 31, 2022 and 2021 with related parties are as follows:

	As of March 31, 2022
	Main subsidiaries (1)						Key
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		906					52,415	236,591	289,912
Interest expense						(2,545)	(15,047)	(1,185)	(18,777)
Commissions income		383	25		149	35	4	12,195	12,791
Commissions expense							(5)	(680)	(685)
Other operating income	1	1,162		15				8	1,186
Administrative expense								(68,821)	(68,821)
Other operating expense								(13,207)	(13,207)
Total Income / (loss)	1	2,451	25	15	149	(2,510)	37,367	164,901	202,399

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

	As of March 31, 2021
	Main subsidiaries (1)					Key
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		1,196				34,755	536,132	572,083
Interest expense		(3,049)			(5,351)	(19,402)	(240,381)	(268,183)
Commissions income		6,169	43		71	5	5,972	12,260
Commissions expense						(17)	(203)	(220)
Other operating income	2	4,669					9	4,680
Administrative expense							(58,512)	(58,512)
Other operating expense							(25,455)	(25,455)
Total Income / (loss)	2	8,985	43		(5,280)	15,341	217,562	236,653

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2022 and 2021, totaled 124,133 and 179,263, respectively.

In addition, fees received by the Directors as of March 31, 2022 and 2021 amounted to 491,926 and 890,994, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	03/31/2022	12/31/2021
Board of Directors	21	21
Senior managers of the key management personnel	12	12
Total	33	33

15.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Credit and debit card settlement - due to merchants	35,038,446	38,356,250
Amounts payable for other spot purchases pending settlement	8,933,295	8,208,821
Amounts payable for spot purchases of government securities pending settlement	4,047,130	1,883,579
Payment orders pending to foreign exchange settlement	3,191,140	3,452,384
Collections and other transactions on account and behalf of others	2,253,849	2,822,539
Finance leases liabilities	1,468,542	1,648,388
Amounts payable for spot purchases of foreign currency pending settlement	193,472	18,004,499
Other	4,612,388	4,475,621
Total	59,738,262	78,852,081

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2022 and December 31, 2021.

The expected terms to settle these obligations are as follows:

	03/31/2022
Composition	Within 12 months	Over 12 months	03/31/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	580
Letters of credits, guarantees and other commitments (1)	441,321		441,321	395,918
Commercial claims in progress (2)	32,022	322,394	354,416	368,564
Labor lawsuits	135,126	111,597	246,723	250,007
Pension funds - reimbursement	39,416	98,258	137,674	123,336
Other	16,393	805,000	821,393	766,966
Total	664,278	1,337,749	2,002,027	1,905,371

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 38.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

17.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Dividends payables (see note 29)	26,580,415	30,851,805
Withholdings	7,916,596	8,152,274
Salaries, bonuses and payroll taxes payables	5,583,188	7,641,136
Taxes payables	3,730,184	3,731,889
Miscellaneous payables	1,618,956	2,204,738
Retirement pension payment orders pending settlement	571,968	490,998
Fees payables	126,364	361,507
Other	1,291,711	1,804,559
Total	47,419,382	55,238,906

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2022 and December 31, 2021:

03/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	175,530,662
Debt securities at fair value through profit or loss		24,697,254	7,546,258
Other financial assets	4,835,910	12,975,023	7,133,931
Loans and other financing (1)	267,418	245,912,320	127,708,489
Other debt securities		381,237,162	41,670,220
Financial assets delivered as guarantee	18,632,543	13,415,360
Equity instruments at fair value through profit or loss	476,438
Total assets	199,742,971	678,237,119	184,058,898

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

03/31/2022	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	337,447,711	340,065,144	31,875
Financial liabilities at fair value through profit or loss		461,253
Derivative financial instruments		7,453
Repo transactions		11,853,813
Other financial liabilities		58,525,684	1,212,578
Financing received from the BCRA and other financial institutions		2,006,304	2,041
Issued corporate bonds		3,096,173
Subordinated corporate bonds		1,692,518	44,335,831
Total liabilities	337,447,711	417,708,342	45,582,325

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	200,025,884
Debt securities at fair value through profit or loss		25,170,203	12,444,023
Derivative financial instruments		1,504
Repo transactions		36,452,615
Other financial assets	4,423,749	30,711,480	5,651,502
Loans and other financing (1)	190,587	268,646,744	140,147,208
Other debt securities		277,473,613	54,462,268
Financial assets delivered as guarantee	20,851,057
Equity instruments at fair value through profit or loss	2,529,734
Total assets	228,021,011	638,456,159	212,705,001

Liabilities
Deposits	380,364,128	303,076,563	36,479
Liabilities at fair value through profit or loss		1,889,304
Derivative financial instruments		2,939
Other financial liabilities		77,412,658	1,439,423
Financing received from the BCRA and other financial institutions		502,145	5,922
Issued corporate bonds		3,471,423
Subordinated corporate bonds		1,062,350	47,656,937
Total liabilities	380,364,128	387,417,382	49,138,761

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

19.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

20.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC is higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2022 and December 31, 2021, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note).

b)	Income tax rate

Law No. 27541 suspended, up to fiscal years beginning on or after January 1, 2021, the income tax rate reduction that had established Law No. 27430, setting up for the suspended period a rate of 30%. On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

Description	03/31/2022	03/31/2021
Current income tax expense	526,861	1,711,191
Loss for deferred income taxes	966,448	1,557,565
Monetary effects	82,499	325,341
Income tax loss recorded in the statement of income	1,575,808	3,594,097
Income tax (income) / loss recorded in other comprehensive income	(167,444)	420,664
Total	1,408,364	4,014,761

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Tax inflation adjustment – Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

21.	COMMISSIONS INCOME

Composition	03/31/2022	03/31/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	6,297,815	5,419,983
Commissions related to credit cards	3,712,206	3,434,704
Commissions related to insurance	653,161	668,559
Commissions related to trading and foreign exchange transactions	242,455	231,562
Commissions related to securities value	214,309	199,919
Commissions related to loans and other financing	46,437	34,287
Commissions related to financial guarantees granted	563	189

Performance obligations satisfied over certain time period
Commissions related to credit cards	96,542	121,893
Commissions related to trading and foreign exchange transactions	8,833	14,041
Commissions related to obligations	229	283
Commissions related to loans and other financing	51	420
Commissions related to financial guarantees granted		110
Total	11,272,601	10,125,950

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2022	03/31/2021
Translation of foreign currency assets and liabilities into pesos	2,835,104	1,697,130
Income from foreign currency exchange	250,142	189,386
Total	3,085,246	1,886,516

23.	OTHER OPERATING INCOME

Composition	03/31/2022	03/31/2021
Services	1,344,499	1,052,452
For initial recognition of loans and other financing	426,616	4,650
Adjustments and interest from other receivables	253,990	325,355
Other receivables from financial intermediation	202,499	478,085
Adjustments from other receivables with CER clauses	121,931	92,899
Sale of investment properties and other non-financial assets	12,883
Sale of property, plant and equipment	173	2,649
Other	899,306	601,774
Total	3,261,897	2,557,864

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

24.	EMPLOYEE BENEFITS

Composition	03/31/2022	03/31/2021
Remunerations	6,670,051	8,115,621
Payroll taxes	1,537,915	1,826,929
Compensations and bonuses to employees	1,225,002	1,071,643
Employee services	378,390	243,060
Total	9,811,358	11,257,253

25.	ADMINISTRATIVE EXPENSES

Composition	03/31/2022	03/31/2021
Maintenance, conservation and repair expenses	889,909	902,880
Taxes	863,084	839,688
Armored truck, documentation and events	777,822	801,707
Security services	571,719	584,357
Electricity and communications	544,584	618,174
Other fees	508,650	394,250
Software	422,784	493,183
Fees to directors and syndics	276,061	162,711
Advertising and publicity	253,827	89,559
Representation, travel and transportation expenses	66,548	44,896
Insurance	66,200	70,652
Stationery and office supplies	38,256	30,876
Hired administrative services	38,243	25,423
Leases	27,963	48,369
Other	168,262	189,711
Total	5,513,912	5,296,436

26.	OTHER OPERATING EXPENSES

Composition	03/31/2022	03/31/2021
Turnover tax	5,550,583	5,422,812
From credit cards	2,391,731	2,016,414
Charges for other provisions	427,861	618,143
Deposit guarantee fund contributions	274,665	348,865
Donations	125,300	1,152
Taxes	70,899	143,569
Interest on lease liabilities	54,773	64,000
Insurance claims	53,790	16,735
From administrative, disciplinary and criminal penalties		47,576
Loss from sale or impairment of investments in properties and other non-financial assets		36,093
Other	1,173,040	1,144,798
Total	10,122,642	9,860,157

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	03/31/2022	12/31/2021	03/31/2021	12/31/2020
Cash and deposits in banks	175,530,662	200,025,884	238,112,071	227,699,759
Debt Securities at fair value through profit or loss	88,487	5,641
Other debt securities	214,268,426	159,109,156	193,148,076	233,392,014
Loans and other financing	554,892	596,308	713,374	737,099
Total	390,442,467	359,736,989	431,973,521	461,828,872

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to March 31, 2022, amounted to 639,413.

29.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 29 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income. See additionally note 39.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings, being the last one the Communiqué “A” 7312, which suspended the payment up to December 31, 2021. As a consequence of the abovementioned suspensions, as of March 31, 2022 dividends pending distribution amounted to 26,580,415, representing an aggregated of 41.57 pesos per share, which were approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021.

In addition, on December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873, represented 22.18 pesos per share, subject to prior authorization of the BCRA which adding the amount of 26,580,415 before mentioned, generates an aggregate amount of 40,768,288. Therefore, in compliance with the abovementioned Communiqué “A” 7421, on April 29, 2022 the Bank requested to the BCRA the authorization for the partial payment of the dividends already approved in cash or in kind, for an amount of 19,751,444 (not restated) representing 30.89 pesos per share (not restated) and the 20% of the total distributable earnings and the remaining earnings pending distribution shall be recorded under “Unappropriated earnings for dividends pending BCRA authorization” as decided in the abovementioned Shareholders Meeting held on April 29, 2022 and delegating on the Board of Directors the power to make available such amount after BCRA authorization.

On May 12, 2022, the BCRA approved the abovementioned earning distribution for 19,751,444.

30.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 7.7330% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12305 on March 17, 2022.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

31.	RESTRICTED ASSETS

As of March 31, 2022 and December 31, 2021, the following Bank’s assets are restricted:

Composition	03/31/2022	12/31/2021
Cash and Deposits in Banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	68	1
Subtotal Cash and Deposits in Banks	68	1

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Composition (contd.)	03/31/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
• Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	943,828	1,230,761
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	58,356	56,516
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	51,066	51,825
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	20,644	20,951
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	9,127	9,262
Subtotal debt securities at fair value through profit or loss and other debt securities	1,083,021	1,369,315

Other financial assets
• Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	204,749	236,288
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	187,886	174,971
• Sundry debtors – Other.	5,489	5,835
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	960
Subtotal Other financial assets	398,951	418,054

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as protector partner (2).	718,389	885,031
• Fondo de Riesgo Fintech SGR – Loans and other financing (1).	1,020	2,405
Subtotal loans and other financing	719,409	887,436

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	15,999,559	18,020,036
• For securities forward contracts.	13,415,360
• Guarantee deposits related to credit and debit card transactions.	2,021,139	1,529,646
• Other guarantee deposits.	611,845	1,301,375
Subtotal Financial assets delivered as a guarantee	32,047,903	20,851,057

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Composition (contd.)	03/31/2022	12/31/2021
Other non-financial assets
• Real property related to a call option sold.	90,231	90,231
• Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	461	390
Subtotal other non-financial assets	90,692	90,621
Total	34,340,044	23,616,484

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners withdrawals, to cover guarantees and other direct expenses.

(2)	As of March 31, 2022 and December 31, 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

32.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

32.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Accicom, Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Accicom, Red Surcos and Secubono) and certificates of participation (Arfintech).

As of March 31, 2022 and December 31, 2021, debt securities and certificates of participation in financial trusts for investment, amounted to 667,386 and 616,213, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

32.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of March 31, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,604 and 11,147, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

32.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of March 31, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 2,294,191 and 2,349,163, respectively.

32.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 12,534,418 and 14,116,487, respectively.

33.	COMPLIANCE WITH CNV REGULATIONS

33.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

33.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Additionally, the Bank’s shareholders’ equity as of March 31, 2022 stated in UVAs amounted to 2,592,543,499 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum required statutory guarantee account of 710,175 UVAs, which the Bank paid-in with government securities as described in note 31 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

33.1.2	Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of March 31, 2022 stated in UVAs amounted to 37,839,536 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, the agents “ACyD FCI” are required to have a minimum Shareholder’s equity up to 2,500.

33.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of March 31, 2022 stated in UVAs amounted to 12,605,237 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

33.1.4	Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of March 31, 2022 stated in UVAs amounted to 1,006,225, and exceeds the minimum amount required by General Resolution No. 795 established in 950,000 UVAs. The minimum statutory guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General Resolution No. 825, decided that 50% of the amounts required, shall be credited and the Shareholders’ equity may not be less than 6,000.

33.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the four fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

In addition, the documentary support on a digital format is protected on the Bank’s servers.

33.3	As depositary of mutual funds

As of March 31, 2022 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,384,797,860	10,093,646
Argenfunds Ahorro Pesos	136,971,891	1,975,485
Argenfunds Infraestructura	299,458,427	336,484
Argenfunds Liquidez	3,634,902,428	8,544,872
Argenfunds Renta Argentina	65,596,732	751,706
Argenfunds Renta Balanceada	1,332,872,616	9,495,813
Argenfunds Renta Capital	20,525,957	2,312,603
Argenfunds Renta Crecimiento	10,752,516	1,156,381
Argenfunds Renta Dinámica	23,460,944,957	824,972
Argenfunds Renta Fija	158,162,730	3,204,911
Argenfunds Renta Flexible	378,774,381	1,759,189
Argenfunds Renta Global	8,983,257	50,188
Argenfunds Renta Mixta	4,085,184,192	3,429,332
Argenfunds Renta Mixta Plus	795,452	72,887
Argenfunds Renta Pesos	73,349,916	764,583
Argenfunds Renta Total	835,174,866	1,275,039
Argenfunds Renta Variable	272,791,751	8,567
Argenfunds Retorno Absoluto	424,700,590	1,294,073
Pionero Acciones	13,354,958	752,007
Pionero Ahorro Dólares	3,636,988	363,560
Pionero Argentina Bicentenario	424,876,097	1,585,647
Pionero Capital	3,413,461,192	4,590,112
Pionero Empresas FCI Abierto Pymes	212,716,983	1,711,739
Pionero FF	83,823,300	2,043,457
Pionero Gestión	949,181,047	1,661,191
Pionero Pesos	674,569,408	8,623,103
Pionero Pesos Plus	10,534,621,426	81,040,645
Pionero Renta	165,647,179	13,880,046
Pionero Renta Ahorro	329,925,593	9,693,767
Pionero Renta Ahorro Plus	638,494,855	3,624,131
Pionero Renta Balanceado	7,075,376,750	7,542,157
Pionero Renta Estratégico	698,618,187	3,311,314
Pionero Renta Fija Dólares	21,698,846	2,317,597
Pionero Renta Mixta I	78,723,946	518,462

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

34.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2022 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	96,476,179
Other debt securities
Liquidity letters of Central Bank of Argentina computable for the minimum cash requirements	56,582,228
Government securities computable for the minimum cash requirements	24,841,445
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	15,999,559
Total	193,899,411

35.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of March 31, 2022:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where resolution is pending. The fine imposed to Mr. Jorge Horacio Brito was abrogated due to his passing. On 12/03/2021, the BCRA answered the notice of the direct appeal, requesting the dismissal. At the same date the CNACAF decided to include the process into the agreement to issue a sentence. However, on 12/27/2021 and before ruling, the Court delivered a new official letter to the BCRA, in which it has to submit the entirety administrative file in paper format. To the date, the BCRA has not complied with the request.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. Such filing established that: (i) the crime charged in the summary proceedings is inadmissible and inappropriate; ii) the Criminal Foreign Exchange System is unconstitutional; iii) the infringements charged are barred by the statute of limitations; iv) the charge is null because it was filed by the director of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency); v) the accusation made by the BCRA lacks the minimum requirements for the criminal charge to be valid; vi) there are no arguments or evidence proving a criminal behavior by Banco Macro SA’s staff; therefore, this would be an objective charge; vii) the parties charged have not participated in the events under investigation, and viii) the infringements under investigation are atypical from the objective and subjective perspectives.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed an appeal before Argentine Supreme Court (CSJN, for its acronym in Spanish), which is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. On December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021, styled “Szekely, Ladislao et al v. CNV on appealed administrative resolution”.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to those liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. On 05/11/2021, Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal, on 12/10/2021, ordered that the case file be submitted to the CSJN, which took place on 12/30/2021, and the case file was received by the latter on 02/03/2022. As of the date of issuance of these condensed consolidated interim financial statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceedings will be decided at Room IV of such jurisdiction. On 05/05/2021, the UIF become a party to the case file and answered the notice served of the direct appeal imposed by the responsibles. On 08/12/2021, the CNACAF dismissed the direct appeal filed by the Bank. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/04/2021, the CNACAF dismissed the extraordinary appeal filed, where it was held that there was no federal grievance and no manifest arbitrariness in the resolution. On 10/18/2021 Banco Macro SA filed a petition for the denied extraordinary appeal to CSJN. The petition file has not been resolved by the CSJN.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 04/22/2021, the judge in charge of the summary proceedings informed that the pleas filed will be resolved in the final ruling; therefore, the brief will be added to the case file without analyzing the issue, expecting the issuance of a resolution. On 05/26/2021, it was advised that the terms of the summary proceedings pending with the UIF would be suspended from 05/26/2021, up to and including 05/28/2021. On 08/18/2021, it was resolved to set the case for the production of evidence and to summon all the parties involved to give testimony as parties subject to the summary proceedings. As of the date of issuance of the these condensed consolidated interim financial statements, the case is still in trial stage.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

36.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 03/31/2022		03/31/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	46,028,349	48,719,287
Non-subordinated – Class B		$4,620,570,000	(2)		$2,889,191,000	3,096,173	3,471,423
Total						49,124,522	52,190,710

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for, in face values, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-years extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim financial statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeem, not partially, and only for tax or regulatory purpose. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 8, 2017, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.

On May 9, 2022, the Bank fully paid the principal and interest for a face value of 2,889,191,000.

On May 2, 2022, under the Global Program abovementioned, the Bank issued non-subordinated simple corporate bonds Class E not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time and according to the current regulations and by the foreign exchange regime issued by the BCRA, in particular, the Bank will be able to redeem, fully but not partially, the Class E Corporate Bonds to a price equally to (a) 102% of the remaining principal if the Bank will decide to redeem during the term between the Issuance and the Settlement date up to 9 (nine) month, including the last day; (b) 101 % of the remaining principal, if the Bank will decide to redeem during the terms beginning after the 9 (nine) month since the Issuance date up to maturity date of the Class E, in all cases with expenses and accrued interest not paid, excluding the redeem date.

37.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2022 and December 31, 2021, is as follows:

Composition	03/31/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	415,026,395	451,295,652
Preferred and other collaterals received from customers (1)	117,437,732	139,850,641
Outstanding checks not yet paid	10,636,095	12,939,552
Checks already deposited and pending clearance	7,776,134	9,412,343

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

38.	TAX AND OTHER CLAIMS

38.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

38.2.	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these condensed consolidated interim financial statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

39.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of March 31, 2022 was 12,752,687 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

Additionally to what was previously mentioned, and according to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. In accordance with BCRA Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, financial institutions will be allowed to distribute their earnings up to 20% of the amount that would have been distributed if the “Earnings distributions” rules had been applied. Since January 2022, financial institutions that have the BCRA authorization for earnings distributions have to perform it in 12 equal, monthly and consecutive installments. See also note 29.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned, the General Regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 and taking into account that at the end of the fiscal year ended December 31, 2021, the Bank had negative unappropriated retained earnings for 8,920,325 as a consequence of recording in the income for the previous period the accrued monetary effect which were measured at fair value through other comprehensive income (OCI), for which the unappropriated retaining earnings amounted to 18,202,171, were applied as follows:

a)	3,640,434 to the legal reserve;

b)	373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

For further information see note 29.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

40.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of March 2022, together with the integration thereof (computable equity) as of the end of such month:

Item	03/31/2022
Minimum capital requirements	63,580,583
Computable equity	300,195,796
Capital surplus	236,615,213

41.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, a significant volatile period began for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentine peso and the US dollar.

During 2021 and 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation. The negotiations carried out as of the date of issuance of these condensed consolidated interim financial statements include the agreement reached by the Federal Executive’s and the International Monetary Fund regarding the country’s indebtedness with that body.

Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 70% as of the date of issuance of these condensed consolidated interim financial statements.

Even though, at the date of issuance of these condensed consolidated interim financial statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effects of the Russian invasion of Ukraine in the level of the global economic recovery, after the pandemic as mentioned in note 42.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

42.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies.

Considering the size of the abovementioned situation, the Bank's Management estimates, on an ongoing basis, the effects on its operations, the financial situation and in its profit or loss.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 58 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

COMMERCIAL	03/31/2022	12/31/2021
In normal situation	77,732,652	97,674,664
With senior “A” collateral and counter-collateral	9,535,041	13,306,645
With senior “B” collateral and counter-collateral	15,278,760	18,766,384
Without senior collateral or counter-collateral	52,918,851	65,601,635

Subject to special monitoring	1,148,722	2,473,689
In observation
With senior “A” collateral and counter-collateral	298	1,711
With senior “B” collateral and counter-collateral	777,204	2,046,627
Without senior collateral or counter-collateral	371,220	425,351

Troubled	1,884,378	871,602
With senior “B” collateral and counter-collateral	1,256,530	127,804
Without senior collateral or counter-collateral	627,848	743,798

With high risk of insolvency	359,104	134,011
With senior “A” collateral and counter-collateral	114,696	117,222
With senior “B” collateral and counter-collateral	125,448	8,003
Without senior collateral or counter-collateral	118,960	8,786

Subtotal Commercial	81,124,856	101,153,966

- 59 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

CONSUMER AND MORTGAGE	03/31/2022	12/31/2021
Performing	300,503,482	317,178,571
With senior “A” collateral and counter-collateral	17,705,901	22,172,400
With senior “B” collateral and counter-collateral	23,491,506	26,959,767
Without senior collateral or counter-collateral	259,306,075	268,046,404

Low risk	2,176,978	2,245,062
With senior “A” collateral and counter-collateral	93,013	72,928
With senior “B” collateral and counter-collateral	93,962	133,748
Without senior collateral or counter-collateral	1,990,003	2,038,386

Low risk - in special treatment	21,940	72,331
With senior “B” collateral and counter-collateral		23,735
Without senior collateral or counter-collateral	21,940	48,596

Medium risk	1,511,984	1,684,692
With senior “A” collateral and counter-collateral	40,072	10,704
With senior “B” collateral and counter-collateral	42,412	69,506
Without senior collateral or counter-collateral	1,429,500	1,604,482

High risk	1,799,785	1,928,464
With senior “A” collateral and counter-collateral	24,047	24,586
With senior “B” collateral and counter-collateral	120,290	130,850
Without senior collateral or counter-collateral	1,655,448	1,773,028

Irrecoverable	787,896	910,964
With senior “A” collateral and counter-collateral	26,822	22,267
With senior “B” collateral and counter-collateral	121,973	221,716
Without senior collateral or counter-collateral	639,101	666,981

Subtotal consumer and mortgage	306,802,065	324,020,084
Total	387,926,921	425,174,050

- 60 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed below:

	03/31/2022	12/31/2021
Loans and other financing	373,888,227	408,984,539
Added:
Allowances for loans and other financing	9,884,995	11,179,097
Adjustment amortized cost and fair value	728,882	1,311,004
Debt securities of financial trust - Measured at amortized cost	71,973	206,841
Corporate bonds	68,008	100,385
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(125,064)	(114,771)
Guarantees provided and contingent liabilities	3,409,900	3,506,955
Total computable items	387,926,921	425,174,050

- 61 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	03/31/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	19,304,806	4.98	21,327,522	5.02
50 next largest customers	26,221,292	6.76	34,688,920	8.16
100 next largest customers	20,241,380	5.22	24,736,880	5.82
Other customers	322,159,443	83.04	344,420,728	81.00
Total (1)	387,926,921	100.00	425,174,050	100.00

(1) See reconciliation in Exhibit B

- 62 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		464,049	369,170	443,227	1,294,494			2,570,940
Financial sector		13,933	27,238	59,450	142,779	714,436	76,221	1,034,057
Non-financial private sector and foreign residents	1,795,259	151,024,815	45,283,620	49,035,680	63,852,384	82,357,702	121,504,230	514,853,690
Total	1,795,259	151,502,797	45,680,028	49,538,357	65,289,657	83,072,138	121,580,451	518,458,687

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		269,124	724,205	565,203	1,428,391	554,519		3,541,442
Financial sector		296,817	773,176	43,433	150,733	846,095	155,605	2,265,859
Non-financial private sector and foreign residents	1,756,545	156,558,066	49,092,828	56,074,827	74,046,545	87,402,713	133,394,355	558,325,879
Total	1,756,545	157,124,007	50,590,209	56,683,463	75,625,669	88,803,327	133,549,960	564,133,180

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 63 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original
	value at						Depreciation of the period						Residual
	beginning	Total life				Difference				Difference			value at
	of fiscal	estimated in				for				for	Of the	At the	the end of
Item	year	years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	period	end	the period
Cost
Real property	55,630,829	50	10,739		42,713		5,591,905				297,002	5,888,907	49,795,374
Furniture and facilities	7,674,196	10	40,766	578	49,071	(8)	3,780,733		294	(5)	164,379	3,944,813	3,818,634
Machinery and equipment	10,915,065	5	171,222	181	174,000	2	7,535,649	352	39	(3)	381,987	7,917,946	3,342,162
Vehicles	1,551,025	5	27,726	6,439	(3,169)		1,271,807	(352)	3,938		36,204	1,303,721	265,422
Other	1,037	3				7	494			5	86	585	459
Work in progress	1,841,103		271,374		(262,606)								1,849,871
Right of use real property	4,381,944	5	111,927		(9)	(1,335)	2,445,989			(505)	207,290	2,652,774	1,839,753
Total property, plant and equipment	81,995,199		633,754	7,198		(1,334)	20,626,577		4,271	(508)	1,086,948	21,708,746	60,911,675

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original												Residual
	value at						Depreciation for the fiscal year						value at
	beginning	Total life				Difference				Difference	For the		the end of
	of fiscal	estimated in			Transfers	for		Transfers		for	fiscal		the fiscal
Item	year	years	Increases	Decreases	(1)	conversion	Accumulated	(1)	Decrease	conversion	year	At the end	year
Cost
Real property	53,391,131	50	346,474	101,446	1,994,670		4,372,422	114,056	12,829		1,118,256	5,591,905	50,038,924
Furniture and facilities	6,957,279	10	225,803	2,332	493,603	(157)	3,130,456	156	1,215	(130)	651,466	3,780,733	3,893,463
Machinery and equipment	9,621,974	5	741,582	35,732	588,135	(894)	6,053,185	(817)	5,367	(584)	1,489,232	7,535,649	3,379,416
Vehicles	1,494,459	5	149,071	96,239	3,734		1,223,176	207	84,751		133,175	1,271,807	279,218
Other	1,544	3	366	481		(392)	714		481	(210)	471	494	543
Work in progress	1,469,063		2,557,869		(2,185,829)								1,841,103
Right of use real property	3,637,246	5	759,591	28,356	18,638	(5,175)	1,578,309	847	23,975	(1,567)	892,375	2,445,989	1,935,955
Total property, plant and equipment	76,572,696		4,780,756	264,586	912,951	(6,618)	16,358,262	114,449	128,618	(2,491)	4,284,975	20,626,577	61,368,622

(1)	During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 64 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original
	Value at						Depreciation of the period						Residual
	beginning	Useful life				Difference				Difference			value at the
	of fiscal	estimated in				for				for	Of the		end of the
Item	year	years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	period	At the end	period
Cost
Leased properties	268,131	50					9,686				785	10,471	257,660
Other investment properties	816,829	50	75,741	12,125		3	65,806		40		24,012	89,778	790,670
Total investment property	1,084,960		75,741	12,125		3	75,492		40		24,797	100,249	1,048,330

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at						Depreciation for the fiscal year						Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Leased properties	385,818	50			(117,687)		63,343	(57,577)			3,920	9,686	258,445
Other investment properties	1,483,716	50	147,552	27,534	(786,827)	(78)	88,950	(56,479)	4,508		37,843	65,806	751,023
Total investment property	1,869,534		147,552	27,534	(904,514)	(78)	152,293	(114,056)	4,508		41,763	75,492	1,009,468

- 65 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at beginning of	Useful life estimated in				Depreciation of the period					Residual value at the end of the
Item	fiscal year	years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	period
Cost
Licenses	5,815,645	5	45,384			3,557,542			256,183	3,813,725	2,047,304
Other intangible assets	18,877,123	5	997,586	35		11,380,405		35	824,030	12,204,400	7,670,274
Total intangible assets	24,692,768		1,042,970	35		14,937,947		35	1,080,213	16,018,125	9,717,578

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at	Useful life				Depreciation for the fiscal year					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Licenses	4,817,026	5	1,010,312		(11,693)	2,498,870	(393)		1,059,065	3,557,542	2,258,103
Other intangible assets	15,119,477	5	3,757,754	108		8,495,447		25	2,884,983	11,380,405	7,496,718
Total intangible assets	19,936,503		4,768,066	108	(11,693)	10,994,317	(393)	25	3,944,048	14,937,947	9,754,821

- 66 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	03/31/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	69,540,133	10.26	53,212,284	7.79
50 next largest customers	49,430,336	7.30	40,997,534	6.00
100 next largest customers	27,320,640	4.03	26,046,687	3.81
Other customers	531,253,621	78.41	563,220,665	82.40
Total	677,544,730	100.00	683,477,170	100.00

- 67 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	599,156,000	76,033,205	8,553,226	914,962	39,977	3,333	684,700,703
From the non-financial government sector	65,582,694	13,592,929	578,366	3,601			79,757,590
From the financial sector	1,033,773						1,033,773
From the non-financial private sector and foreign residents	532,539,533	62,440,276	7,974,860	911,361	39,977	3,333	603,909,340
Liabilities at fair value through profit or loss	461,253						461,253
Derivative instruments	7,317	136					7,453
Repo transactions	11,853,813						11,853,813
Other financial institutions	11,853,813						11,853,813
Other Financial Liabilities	58,219,610	200,920	163,938	281,473	388,306	487,647	59,741,894
Financing received from the Central Bank of Argentina and other financial institutions	1,977,712	16,880	8,086	7,501	2,169		2,012,348
Issued corporate bonds		3,141,995					3,141,995
Subordinated corporate bonds		1,473,022		1,473,022	2,946,042	53,186,203	59,078,289
Total	671,675,705	80,866,158	8,725,250	2,676,958	3,376,494	53,677,183	820,997,748

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 68 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	620,290,962	60,647,061	7,477,046	638,498	50,220	1,467	689,105,254
From the non-financial government sector	62,044,536	2,452,599	1,373,403	3,025			65,873,563
From the financial sector	1,115,653						1,115,653
From the non-financial private sector and foreign residents	557,130,773	58,194,462	6,103,643	635,473	50,220	1,467	622,116,038
Liabilities at fair value through profit or loss	1,889,304						1,889,304
Derivative instruments			2,939				2,939
Other Financial Liabilities	77,153,428	204,971	183,584	299,467	438,609	577,623	78,857,682
Financing received from the Central Bank of Argentina and other financial institutions	273,121	212,352	15,691	9,655	6,644		517,463
Issued corporate bonds			3,646,904				3,646,904
Subordinated corporate bonds			1,583,293	1,583,294	3,166,588	57,167,795	63,500,970
Total	699,606,815	61,064,384	12,909,457	2,530,914	3,662,061	57,746,885	837,520,516

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 69 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Amounts at beginning of fiscal		Decreases		Monetary effects generated by
Item	year	Increases	Reversals	Charge off	provisions	03/31/2022
Provisions for eventual commitments	395,918	107,617			(62,214)	441,321
For Administrative, disciplinary and criminal penalties	580				(80)	500
Other	1,508,873	320,244		42,205	(226,706)	1,560,206
Total Provisions	1,905,371	427,861		42,205	(289,000)	2,002,027

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Amounts at beginning of fiscal		Decreases		Monetary effects generated by
Item	year	Increases	Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	30,146	429,161		1,475	(61,914)	395,918
For Administrative, disciplinary and criminal penalties	1,258	48,321	292	48,257	(450)	580
Other	2,254,088	1,690,235		1,742,079	(693,371)	1,508,873
Total Provisions	2,285,492	2,167,717	292	1,791,811	(755,735)	1,905,371

- 70 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	03/31/2022					12/31/2021
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	130,774,299	130,021,988	461,573	28,173	262,565	141,639,436
Debt securities at fair value through profit or loss	2,153,469	2,153,469				1,432,226
Other financial assets	8,604,150	8,604,150				6,952,243
Loans and other financing	16,632,641	16,632,641				17,799,014
From the non-financial private sector and foreign residents	16,632,641	16,632,641				17,799,014
Other debt securities	33,652,528	33,652,528				39,313,626
Financial assets delivered as guarantee	2,492,696	2,485,321	7,375			2,665,905
Equity Instruments at fair value through profit or loss	66,264	66,264				81,247
Total assets	194,376,047	193,616,361	468,948	28,173	262,565	209,883,697
Liabilities
Deposits	101,902,219	101,901,715	504			112,126,697
Non-financial government sector	7,689,313	7,689,313				8,910,072
Financial sector	876,729	876,729				882,799
Non-financial private sector and foreign residents	93,336,177	93,335,673	504			102,333,826
Liabilities at fair value through profit or loss	461,253	461,253				146,609
Other financial liabilities	7,089,073	6,898,895	175,479		14,699	7,553,254
Financing from Central Bank and other financial institutions	160,593	160,593				321,143
Subordinated corporate bonds	46,028,349	46,028,349				48,719,287
Other non-financial liabilities	26,349	26,349				46,932
Total liabilities	155,667,836	155,477,154	175,983		14,699	168,913,922

- 71 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 03/31/2022	Quarter ended 03/31/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	1,402,482	6,255,404
Gain from private securities	150,747	251,917
Gain / (Loss) from other financial assets	68,359	(3,997)
Gain from equity instruments at fair value through profit or loss (See Note 9)	3,820,861	617,911
Gain / (Loss) from sales or decreases of financial assets at fair value (1)	1,006,023	(46,018)
Total	6,448,472	7,075,217

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

- 72 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Interest income
for cash and bank deposits	2,836	4,076
for government securities	1,628,298	3,683,077
for debt securities	25,125	160,044
for loans and other financing
Non-financial public sector	276,274	716,055
Financial sector	92,140	260,615
Non-financial private sector
Overdrafts	2,534,049	2,631,817
Documents	3,050,807	2,146,564
Mortgage loans	4,674,518	4,736,694
Pledge loans	518,273	171,620
Personal loans	13,803,376	14,341,473
Credit cards	5,080,978	4,210,690
Financial leases	45,709	33,865
Other	3,757,784	5,383,026
for repo transactions
Central Bank of Argentina	397,356	3,222,952
Other financial institutions	34,836	22,373
Total	35,922,359	41,724,941
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(430,670)	(1,127,033)
Saving accounts	(393,055)	(357,810)
Time deposits and investments accounts	(24,951,000)	(29,763,182)
for financing received from Central Bank of Argentina and other financial institutions	(44,526)	(67,594)
for repo transactions
Other financial institutions	(217,126)	(84,560)
for other financial liabilities	(62,424)	(8,328)
for issued corporate bonds	(111,772)	(546,456)
for other subordinated corporate bonds	(726,240)	(1,030,655)
Total	(26,936,813)	(32,985,618)

- 73 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)
CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
value through other comprehensive income	Quarter ended 03/31/2022	Quarter ended 03/31/2022	Quarter ended 03/31/2021	Quarter ended 03/31/2021
for debt government securities	32,925,160	(1,621,464)	28,221,165	491,991
Total	32,925,160	(1,621,464)	28,221,165	491,991

	Income of the period
Items	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Commissions income
Commissions related to obligations	6,298,044	5,420,266
Commissions related to credits	46,488	34,707
Commissions related to loans commitments and financial guarantees	563	299
Commissions related to securities value	214,309	199,919
Commissions for credit cards	3,808,748	3,556,597
Commissions for insurances	653,161	668,559
Commissions related to trading and foreign exchange transactions	251,288	245,603
Total	11,272,601	10,125,950
Commissions expenses
Commissions related to trading with debt securities	(1,742)
Commissions related to trading and foreign exchange transactions	(35,931)	(18,203)
Other
Commissions paid ATM exchange	(721,243)	(642,158)
Checkbooks commissions and clearing houses	(187,739)	(168,568)
Credit cards and foreign trade commissions	(110,550)	(101,596)
Total	(1,057,205)	(930,525)

- 74 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF MARCH 31, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	03/31/2022
Other financial assets	30,698	15,037			(5,093)	40,642
Loans and other financing	11,179,097	(24,903)	(857,077)	1,150,669	(1,562,791)	9,884,995
Other financial institutions	4,238	(731)			(546)	2,961
To the non-financial private sector and foreign residents
Overdrafts	822,175	57,974	(7,071)	(60,977)	(113,264)	698,837
Documents	1,116,118	(71,141)	6,746	(292)	(150,902)	900,529
Mortgage loans	2,319,280	(32,785)	(956,516)	1,016,422	(322,621)	2,023,780
Pledge loans	143,409	(422)	(1,529)	(2,118)	(19,626)	119,714
Personal loans	2,879,183	84,539	25,741	202,696	(416,156)	2,776,003
Credit cards	1,874,819	110,657	60,403	74,596	(273,333)	1,847,142
Financial leases	16,968	4,848	20	(1,819)	(2,520)	17,497
Other	2,002,907	(177,842)	15,129	(77,839)	(263,823)	1,498,532
Eventual commitments	395,918	96,012	10,154		(60,763)	441,321
Other debt securities	630	77			(91)	616
Total of allowances	11,606,343	86,223	(846,923)	1,150,669	(1,628,738)	10,367,574

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	33,159	10,185			(12,646)	30,698
Loans and other financing	17,559,350	(2,827,057)	588,741	1,657,919	(5,799,856)	11,179,097
Other financial institutions	29,104	(18,067)			(6,799)	4,238
To the non-financial private sector and foreign residents
Overdrafts	1,201,390	141,510	79,480	(303,267)	(296,938)	822,175
Documents	936,644	303,645	208,976	8,477	(341,624)	1,116,118
Mortgage loans	1,319,149	57,582	1,249,949	210,749	(518,149)	2,319,280
Pledge loans	235,371	(3,274)	(46,209)	39,897	(82,376)	143,409
Personal loans	4,985,660	(959,482)	(386,404)	1,257,768	(2,018,359)	2,879,183
Credit cards	5,937,202	(2,055,304)	(905,055)	524,073	(1,626,097)	1,874,819
Financial leases	17,603	11,818	(5)	(7,491)	(4,957)	16,968
Other	2,897,227	(305,485)	388,009	(72,287)	(904,557)	2,002,907
Eventual commitments	30,146	367,557	52,869		(54,654)	395,918
Other debts securities	2,353	(1,256)			(467)	630
Total of allowances	17,625,008	(2,450,571)	641,610	1,657,919	(5,867,623)	11,606,343

- 75 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	03/31/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	8		170,020,311	194,798,213
Cash			32,104,255	30,901,946
Central Bank of Argentina			96,476,179	123,778,001
Other Local and Foreign Entities			41,377,007	40,110,807
Other			62,870	7,459
Debt Securities at fair value through profit or loss	8	A	27,204,154	32,844,118
Derivative Financial Instruments	8			1,504
Repo transactions	8			36,452,615
Other Financial Assets	5, 6 and 8	R	13,674,645	29,365,791
Loans and other financing	6 and 8	B, C, D and R	375,447,821	410,752,790
Non-financial Public Sector			2,090,128	2,757,828
Other Financial Entities			708,874	1,752,948
Non-financial Private Sector and Foreign Residents			372,648,819	406,242,014
Other Debt Securities	6 and 8	A and R	419,135,528	326,659,328
Financial Assets delivered as guarantee	8 and 28		31,749,649	20,539,787
Current Income Tax Assets	18		197,230	630,768
Equity Instruments at fair value through profit or loss	7 and 8	A	425,507	2,465,857
Investment in subsidiaries, associates and joint arrangements	10		8,891,662	8,645,306
Property, plant and equipment		F	60,864,694	61,313,865
Intangible Assets		G	9,681,690	9,725,773
Other Non-financial Assets	11		2,729,639	2,147,986
Non-current Assets held for sale			3,748,015	3,762,423
TOTAL ASSETS			1,123,770,545	1,140,106,124

- 76 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	03/31/2022	12/31/2021
LIABILITIES
Deposits	8	H and I	673,797,903	679,079,386
Non-financial Public Sector			78,854,292	65,466,238
Financial Sector			1,033,773	1,115,653
Non-financial Private Sector and Foreign Residents			593,909,838	612,497,495
Derivative Financial Instruments	8	I	7,453	2,939
Repo Transactions	8	I	11,853,813
Other Financial Liabilities	8 and 13	I	48,302,204	68,508,718
Financing received from the Central Bank of Argentina and other financial institutions	8	I	2,008,050	507,750
Issued Corporate Bonds	8 and 33	I	3,096,173	3,471,423
Subordinated Corporate Bonds	8 and 33	I	46,085,956	48,768,055
Provisions	14	J and R	1,990,967	1,895,899
Deferred Income Tax Liabilities			7,543,727	6,606,742
Other Non-financial Liabilities	15		46,756,312	54,359,472
TOTAL LIABILITIES			841,442,558	863,200,384
SHAREHOLDERS’ EQUITY
Capital Stock	26	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			97,975,071	97,975,071
Earnings Reserved			141,403,232	141,403,232
Unappropriated Retained Earnings			21,127,200	(10,353,793)
Accumulated Other Comprehensive Income			2,733,587	3,331,043
Net Income of the period / fiscal year			6,019,703	31,480,993
TOTAL SHAREHOLDERS’ EQUITY			282,327,987	276,905,740
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			1,123,770,545	1,140,106,124

The notes 1 to 41 to the condensed separate interim financial statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

- 77 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Interest income		Q	68,730,192	69,872,442
Interest expense		Q	(26,876,305)	(32,988,666)
Net Interest income			41,853,887	36,883,776

Commissions income	19	Q	11,129,836	9,993,280
Commissions expense		Q	(875,688)	(862,075)
Net Commissions income			10,254,148	9,131,205
Subtotal (Net Interest income + Net Commissions income)			52,108,035	46,014,981

Profit from measurement of financial instruments at fair value through profit or loss		Q	5,733,836	6,989,559
Profit from sold or derecognized assets at amortized cost				92,480
Differences in quoted prices of gold and foreign currency	20		3,127,110	1,777,101
Other operating income	21		2,528,565	2,097,799
Allowances for loan losses			(744,745)
Net Operating Income			62,752,801	56,971,920

Employee benefits	22		(9,598,169)	(11,066,107)
Administrative expenses	23		(5,398,210)	(5,218,914)
Depreciation and amortization of fixed assets		F and G	(2,160,294)	(1,987,614)
Other Operating Expenses	24		(10,052,631)	(9,790,881)
Operating Income			35,543,497	28,908,404

Income from subsidiaries, associates and joint arrangements			412,747	190,599
Loss on net monetary position			(28,625,457)	(22,216,647)
Income before tax on continuing operations			7,330,787	6,882,356

Income tax on continuing operations	18.b)		(1,311,084)	(3,489,620)
Net Income from continuing operations			6,019,703	3,392,736
Net Income of the period			6,019,703	3,392,736

- 78 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Net Profit attributable to Parent’s shareholders	6,019,703	3,392,736
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	6,019,703	3,392,736
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	9.4144	5.3060

- 79 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Net Income of the period			6,019,703	3,392,736
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(258,116)	(149,985)
Foreign currency translation differences of the period			(258,116)	(149,985)
Profit or loss for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			(310,966)	1,214,612
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(1,593,090)	644,897
Adjustment for reclassification of period			1,114,680	990,379
Income tax	18.b)		167,444	(420,664)
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(28,374)	(152,747)
Loss for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(28,374)	(152,747)
Total Other Comprehensive (Loss) / Income that is subsequently reclassified to profit or loss			(597,456)	911,880
Total Other Comprehensive (Loss) / Income			(597,456)	911,880
Total Comprehensive Income			5,422,247	4,304,616

The notes 1 to 41 to the condensed separate interim financial statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

- 80 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved

Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	97,975,071	696,593	2,634,450	56,222,032	85,181,200	21,127,200	276,905,740
Total comprehensive income of the period
- Net income of the period									6,019,703	6,019,703
- Other comprehensive loss of the period					(258,116)	(339,340)				(597,456)
Amount at the end of the period		639,413	12,429,781	97,975,071	438,477	2,295,110	56,222,032	85,181,200	27,146,903	282,327,987

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved

Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	97,975,071	1,586,075	382,672	56,222,032	136,173,707	(45,978,192)	259,430,559
Total comprehensive income of the period
- Net income of the period									3,392,736	3,392,736
- Other comprehensive income of the period					(149,985)	1,061,865				911,880
Amount at the end of the period		639,413	12,429,781	97,975,071	1,436,090	1,444,537	56,222,032	136,173,707	(42,585,456)	263,735,175

The notes 1 to 41 to the condensed separate interim financial statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

- 81 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	03/31/2022	03/31/2021
Cash flows from operating activities
Income of the period before Income Tax		7,330,787	6,882,356
Adjustment for the total monetary effect of the period		28,625,457	22,216,647
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		2,160,294	1,987,614
Allowance for loan losses		744,745
Difference in quoted prices of foreign currency		(6,571,145)	(8,645,090)
Other adjustments		12,892,305	18,357,229
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		5,722,810	35,555,711
Derivative financial instruments		1,504	12,670
Repo transactions		36,452,615	50,417,119
Loans and other financing
Non-financial public sector		667,700	1,230,464
Other financial entities		1,044,074	(936,613)
Non-financial private sector and foreign residents		32,800,745	39,730,246
Other debt securities		(35,875,769)	(3,787,401)
Financial assets delivered as guarantee		(11,209,862)	3,729,707
Equity instruments at fair value through profit or loss		2,040,350	(276,155)
Other assets		15,302,003	4,953,707
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		13,388,054	(43,016,007)
Financial sector		(81,880)	(144,172)
Non-financial private sector and foreign residents		(18,587,657)	(102,902,213)
Liabilities at fair value through profit or loss		68,684
Derivative Financial Instruments		4,514	(393)
Repo transactions		11,853,813	(1,083,722)
Other liabilities		(23,360,933)	(8,536,035)
Income Tax Payments			(2,555,199)
Total cash from operating activities (A)		75,413,208	13,190,470

- 82 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Items	Notes	03/31/2022	03/31/2021
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(1,465,986)	(1,949,538)

Total cash used in investing activities (B)		(1,465,986)	(1,949,538)

Cash flows from financing activities

Payments:
Non-subordinated corporate bonds			(354,162)
Other payments related to financing activities		(125,145)	(218,424)
Collections / Incomes:
Financing to local financial entities		1,560,789	240,484
Total cash used in financing activities (C)		1,435,644	(332,102)
Effect of exchange rate fluctuations (D)		10,233,264	14,055,643
Monetary effect on cash and cash equivalents (E)		(53,710,755)	(50,983,038)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		31,905,375	(26,018,565)
Restated Cash and cash equivalents at the beginning of the fiscal year	25	349,142,589	426,032,981
Cash and cash equivalents at the end of the period	25	381,047,964	400,014,416

The notes 1 to 41 to the condensed separate interim financial statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

- 83 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

During 2020 and 2021 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On January 17, 2022, the Bank made a new irrevocable capital contribution in Play Digital SA for 130,758 (not restated). See note 1 to the condensed consolidated interim financial statements.

In addition, on October 1, 2021 the Bank decided to exercise a call option to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. As it was explained in note 3 under “Basis for consolidation” to the consolidated financial statements as of December 31, 2021, already issued, Fintech SGR is a structured entity in which the Bank has control. See note 1 to the condensed consolidated interim financial statements.

Additionally, on October 1, 2021, the Bank paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. See also note 1 to the condensed consolidated interim financial statements.

On May 23, 2022, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specifics guidelines related to the measurement of such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 7). On March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose before mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the period ended March 31, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of March 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated financial statements as of December 31, 2021, already issued, presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements, except for the goodwill generated by the business combination, as mentioned in note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim financial statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim financial statements, they are in process of being transcribed into the inventory book (“Libro Inventario”) of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2022 and December 31, 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	300,634,489	257,577,973
Guarantees granted (1)	1,895,029	2,159,870
Overdraft and unused agreed commitments (1)	1,452,115	1,012,758
Subtotal	303,981,633	260,750,601
Less: Allowance for Expected credit losses (ECL)	(430,261)	(386,446)
Total	303,551,372	260,364,155

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 19,958 and 30,285 as of March 31, 2022 and December 31, 2021, respectively. The Overdraft and unused agreed commitments include an amount of 654,172 and 111,670 as of March 31, 2022 and December 31, 2021, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Sundry debtors (see note 7)	12,612,091	10,581,882
Receivables from spot sales of government securities pending settlement	397,769	105,447
Receivables from spot sales of foreign currency pending settlement	68,338	17,953,398
Private securities	36,982	36,006
Other	600,107	719,756
Subtotal	13,715,287	29,396,489
Less: Allowances for ECL	(40,642)	(30,698)
Total	13,674,645	29,365,791

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 7 to the condensed consolidated interim financial statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

7.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA. see also note 9 to the condensed consolidated interim financial statements.

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2022 and December 31, 2021:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	27,204,154	25,851,920		1,352,234
Other financial assets	36,982			36,982
Equity instruments at fair value through profit or loss	425,507	12,628		412,879

At fair value through OCI
Other debt Securities	390,699,480	219,924,759	170,774,721
Financial assets delivered as guarantee	13,415,360	13,415,360
Total	431,781,483	259,204,667	170,774,721	1,802,095

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	7,453		7,453
Total	7,453		7,453

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	32,844,118	31,547,906		1,296,212
Derivatives financial instruments	1,504	460	1,044
Other financial assets	36,006			36,006
Equity instruments at fair value through profit or loss	2,465,857	14,459		2,451,398

At fair value through OCI
Other debt Securities	298,750,068	163,622,890	135,127,178

Total	334,097,553	195,185,715	135,128,222	3,783,616

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	2,939		2,939
Total	2,939		2,939

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, for the financial assets recognized at fair value, categorized as level 3:

	As of March 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,296,212	36,006	2,451,398
Transfers to Level 3
Transfers from Level 3
Profit and loss	115,042	3,351	233
Recognition and derecognition	124,198	2,963	(1,692,071)
Monetary effects	(183,218)	(5,338)	(346,681)
Amount at the end of the period	1,352,234	36,982	412,879

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	663,025	45,865	2,896,299
Transfers to Level 3
Transfers from Level 3
Profit and loss	409,223	2,122	721,689
Recognition and derecognition	583,168	5,960	(25,882)
Monetary effects	(359,204)	(17,941)	(1,140,708)
Amount at the end of the fiscal year	1,296,212	36,006	2,451,398

Note 10 to the condensed consolidated interim financial statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each fiscal year.

As of March 31, 2022 and December 31, 2021, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2022 and December 31, 2021:

	03/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	170,020,311	170,020,311			170,020,311
Other financial assets	13,637,663	13,637,663			13,637,663
Loans and other financing	375,447,821			342,528,904	342,528,904
Other debt securities	28,436,048	22,870,843	649,862	156,143	23,676,848
Financial assets delivered as guarantee	18,334,289	18,334,289			18,334,289
Total	605,876,132	224,863,106	649,862	342,685,047	568,198,015

Financial liabilities
Deposits	673,797,903	339,591,649		333,574,888	673,166,537
Repo transactions	11,853,813	11,853,813			11,853,813
Other financial liabilities	48,302,204	46,754,132	1,483,214		48,237,346
Financing received from the BCRA and other financial institutions	2,008,050	160,298	1,847,190		2,007,488
Issued corporate bonds	3,096,173		2,875,062		2,875,062
Subordinated corporate bonds	46,085,956		36,838,136		36,838,136
Total	785,144,099	398,359,892	43,043,602	333,574,888	774,978,382

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	194,798,213	194,798,213			194,798,213
Repo transactions	36,452,615	36,452,615			36,452,615
Other financial assets	29,329,785	29,329,785			29,329,785
Loans and other financing	410,752,790			379,995,367	379,995,367
Other debt securities	27,909,260	26,546,116	754,293	181,235	27,481,644
Financial assets delivered as guarantee	20,539,787	20,539,787			20,539,787
Total	719,782,450	307,666,516	754,293	380,176,602	688,597,411

Financial liabilities
Deposits	679,079,386	383,266,353		295,427,694	678,694,047
Other financial liabilities	68,508,718	66,843,380	1,665,381		68,508,761
Financing received from the BCRA and other financial institutions	507,750	459,563	44,542		504,105
Issued corporate bonds	3,471,423		3,055,687		3,055,687
Subordinated corporate bonds	48,768,055		40,036,597		40,036,597
Total	800,335,332	450,569,296	44,802,207	295,427,694	790,799,197

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

9.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised the call option to reach 24.99% of the equity interest in Fintech SGR, a structured entity in which the Bank has control. Details generated by this transaction are described in note 11 to the condensed consolidated interim financial statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 12 to the condensed consolidated interim financial statements.

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Advanced prepayments	1,609,940	952,001
Investment property (see Exhibit F)	536,155	530,827
Tax advances	442,567	497,474
Other	140,977	167,684
Total	2,729,639	2,147,986

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of a parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

As of March 31, 2022 and December 31, 2021, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	889								889
Other financial assets		17,496							17,496
Loans and other financing (2)
Documents								30,778	30,778
Overdraft							40,237	318,868	359,105
Credit cards							78,271	79,074	157,345
Lease								34,093	34,093
Personal loans							1,334		1,334
Mortgage loans							265,170		265,170
Other loans		1,411,226					81,589	1,284,433	2,777,248
Other receivables from financial intermediation					699,169				699,169
Guarantee granted								1,526,775	1,526,775
Total assets	889	1,428,722			699,169		466,601	3,274,021	5,869,402

Liabilities
Deposits	2	1,733,650	180,067	45,192	14	49,342	642,897	670,015	3,321,179
Other financial liabilities							271	16,918	17,189
Subordinated corporate bonds					57,607				57,607
Other non-financial liabilities								13,273	13,273
Total liabilities	2	1,733,650	180,067	45,192	57,621	49,342	643,168	700,206	3,409,248

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of March 31, 2022 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,427,836, 787,386, 655,983 and 5,339,487, respectively.

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	955								955
Loans and other financing (2)
Documents								33,127	33,127
Overdraft							93,324	293,559	386,883
Credit cards							83,375	52,080	135,455
Lease								33,342	33,342
Personal loans							1,654		1,654
Mortgage loans							297,834		297,834
Other loans		1,607,473					88,610	1,836,256	3,532,339
Other receivables from financial intermediation					880,185			8,009	888,194
Guarantee granted								1,185,364	1,185,364
Total assets	955	1,607,473			880,185		564,797	3,441,737	6,495,147

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Liabilities
Deposits	5	1,845,949	190,029	79,620	36	61,330	543,112	1,265,985	3,986,066
Other financial liabilities							227	6,171	6,398
Subordinated corporate bonds					48,768				48,768
Other non-financial liabilities								17,854	17,854
Total liabilities	5	1,845,949	190,029	79,620	48,804	61,330	543,339	1,290,010	4,059,086

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,620,992, 880,185, 799,151 and 7,097,978, respectively.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2022 and 2021 with related parties are as follows:

	As of March 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		906					51,992	230,378	283,276
Interest expense						(2,545)	(14,739)	(1,184)	(18,468)
Commissions income		383	25		149	35	4	7,280	7,876
Commissions expense							(5)	(245)	(250)
Other operating income	1	1,162		15				8	1,186
Administrative expense								(68,821)	(68,821)
Other operating expense								(13,207)	(13,207)
Total Income / (loss)	1	2,451	25	15	149	(2,510)	37,252	154,209	191,592

(1)	Includes close family members of the key management personnel.

	As of March 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		1,196				34,755	318,308	354,259
Interest expense		(3,049)			(5,351)	(17,834)	(240,383)	(266,617)
Commissions income		6,169	43		71	3	5,972	12,258
Commissions expense						(17)	(203)	(220)
Other operating income	2	4,669					9	4,680
Administrative expense							(58,512)	(58,512)
Other operating expense							(25,455)	(25,455)
Total Income / (loss)	2	8,985	43		(5,280)	16,907	(264)	20,393

(1)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2022 and 2021, totaled 95,804 and 145,565, respectively.

In addition, fees received by the Directors as of March 31, 2022 and 2021 amounted to 469,837 and 877,338, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	03/31/2022	12/31/2021
Board of Directors	13	13
Senior managers of the key management personnel	11	11
Total	24	24

13.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Credit and debit card settlement - due to merchants	35,038,446	38,356,250
Amounts payable for spot purchases of government securities pending settlement	4,047,130	1,845,819
Payment orders pending to foreign exchange settlement	3,191,140	3,452,384
Collections and other transactions on account and behalf of others	2,253,818	2,822,200
Finance leases liabilities	1,459,742	1,635,515
Amounts payable for spot purchases of foreign currency pending settlement	193,472	18,004,499
Other	2,118,456	2,392,051
Total	48,302,204	68,508,718

14.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2022 and December 31, 2021.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

The expected terms to settle these obligations are as follows:

	03/31/2022
Composition	Within 12 months	Over 12 months	03/31/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	580
Letters of credits, guarantees and other commitments (1)	430,261		430,261	386,446
Commercial claims in progress (2)	32,022	322,394	354,416	368,564
Labor lawsuits	135,126	111,597	246,723	250,007
Pension funds - reimbursement	39,416	98,258	137,674	123,336
Other	16,393	805,000	821,393	766,966
Total	653,218	1,337,749	1,990,967	1,895,899

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
(2)	See also note 35.2.

15.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Dividends payables (see note 36)	26,580,415	30,851,805
Withholdings	7,853,099	8,108,750
Salaries, bonuses and payroll taxes payables	5,485,185	7,490,416
Taxes payables	3,730,184	3,731,889
Miscellaneous payables	1,562,973	2,127,492
Retirement pension payment orders pending settlement	571,968	490,998
Fees payables	55,065	301,932
Other	917,423	1,256,190
Total	46,756,312	54,359,472

16.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2022 and December 31, 2021:

03/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	170,020,311
Debt securities at fair value through profit or loss		21,405,761	5,798,393
Other financial assets	2,798,980	3,741,734	7,133,931
Loans and other financing (1)	267,418	247,471,914	127,708,489
Other debt securities		377,907,902	41,227,626
Financial assets delivered as guarantee	18,334,289	13,415,360
Equity instruments at fair value through profit or loss	425,507
Total assets	191,846,505	663,942,671	181,868,439

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

03/31/2022	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	334,060,790	339,705,238	31,875
Derivative financial instruments		7,453
Repo transactions		11,853,813
Other financial liabilities		47,428,244	873,960
Financing received from the BCRA and other financial institutions		2,006,009	2,041
Issued corporate bonds		3,096,173
Subordinated corporate bonds		1,694,636	44,391,320
Total liabilities	334,060,790	405,791,566	45,299,196

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	194,798,213
Debt securities at fair value through profit or loss		21,342,722	11,501,396
Derivative financial instruments		1,504
Repo transactions		36,452,615
Other financial assets	2,056,474	21,657,815	5,651,502
Loans and other financing (1)	190,587	270,414,995	140,147,208
Other debt securities		272,703,192	53,956,136
Financial assets delivered as guarantee	20,539,787
Equity instruments at fair value through profit or loss	2,465,857
Total assets	220,050,918	622,572,843	211,256,242

Liabilities
Deposits	376,293,482	302,749,425	36,479
Derivative financial instruments		2,939
Other financial liabilities		67,496,294	1,012,424
Financing received from the BCRA and other financial institutions		501,828	5,922
Issued corporate bonds		3,471,423
Subordinated corporate bonds		1,063,413	47,704,642
Total liabilities	376,293,482	375,285,322	48,759,467

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

17.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 19 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

18.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 20 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

Description	03/31/2022	03/31/2021
Current income tax expense	295,707	1,632,131
Loss for deferred income taxes	936,985	1,534,352
Monetary effects	78,392	323,137
Income tax loss recorded in the statement of income	1,311,084	3,489,620
Income tax (income) / loss recorded in other comprehensive income	(167,444)	420,664
Total	1,143,640	3,910,284

Tax inflation adjustment – Fiscal years 2019 and 2020.

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 20 to the condensed consolidated interim financial statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

19.	COMMISSIONS INCOME

Composition	03/31/2022	03/31/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	6,277,557	5,420,263
Commissions related to credit cards	3,712,206	3,434,704
Commissions related to insurance	653,161	668,559
Commissions related to trading and foreign exchange transactions	242,455	231,562
Commissions related to securities value	95,453	72,137
Commissions related to loans and other financing	42,786	29,119
Commissions related to financial guarantees granted	563	189
Performance obligations satisfied over certain time period
Commissions related to credit cards	96,542	121,893
Commissions related to trading and foreign exchange transactions	8,833	14,041
Commissions related to obligations	229	283
Commissions related to loans and other financing	51	420
Commissions related to financial guarantees granted		110
Total	11,129,836	9,993,280

20.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2022	03/31/2021
Translation of foreign currency assets and liabilities into pesos	2,876,968	1,587,714
Income from foreign currency exchange	250,142	189,387
Total	3,127,110	1,777,101

21.	OTHER OPERATING INCOME

Composition	03/31/2022	03/31/2021
Services	611,482	588,005
For initial recognition of loans and other financing	426,616	4,650
Adjustments and interest from other receivables	253,990	325,355
Other receivables from financial intermediation	202,499	478,085
Adjustments from other receivables with CER clauses	121,931	92,899
Sale of investment properties and other non-financial assets	12,883
Sale of property, plant and equipment	173	2,649
Other	898,991	606,156
Total	2,528,565	2,097,799

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

22.	EMPLOYEE BENEFITS

Composition	03/31/2022	03/31/2021
Remunerations	6,567,582	8,020,853
Payroll taxes	1,500,397	1,798,867
Compensations and bonuses to employees	1,151,904	1,003,442
Employee services	378,286	242,945
Total	9,598,169	11,066,107

23.	ADMINISTRATIVE EXPENSES

Composition	03/31/2022	03/31/2021
Maintenance, conservation and repair expenses	875,007	890,456
Taxes	849,919	829,397
Armored truck, documentation and events	776,170	799,898
Security services	571,719	584,357
Electricity and communications	543,323	616,930
Other fees	487,368	378,489
Software	422,024	493,183
Fees to directors and syndics	252,658	142,813
Advertising and publicity	250,680	88,314
Insurance	65,327	69,434
Representation, travel and transportation expenses	63,043	41,832
Hired administrative services	38,175	25,374
Stationery and office supplies	38,013	30,612
Leases	27,947	48,369
Other	136,837	179,456
Total	5,398,210	5,218,914

24.	OTHER OPERATING EXPENSES

Composition	03/31/2022	03/31/2021
Turnover tax	5,491,777	5,385,314
From credit cards	2,391,731	2,016,414
Charges for other provisions	424,987	618,143
Deposit guarantee fund contributions	274,665	348,865
Donations	125,204	1,006
Taxes	70,899	143,569
Interest on lease liabilities	54,773	64,000
Insurance claims	53,790	16,735
From administrative, disciplinary and criminal penalties		47,576
Loss from sale or impairment of investments in properties and other non-financial assets		11,707
Other	1,164,805	1,137,552
Total	10,052,631	9,790,881

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

25.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	03/31/2022	12/31/2021	03/31/2021	12/31/2020
Cash and deposits in banks	170,020,311	194,798,213	210,999,164	200,596,359
Debt Securities at fair value through profit or loss	88,487	5,641
Other debt securities	210,939,166	154,338,735	189,015,252	225,436,622
Total	381,047,964	349,142,589	400,014,416	426,032,981

26.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to March 31, 2022, amounted to 639,413.

27.	DEPOSIT GUARANTEE INSURANCE

Note 30 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.7330% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12305 issued on March 17, 2022.

28.	RESTRICTED ASSETS

As of March 31, 2022 and December 31, 2021 the following Bank’s assets are restricted:

Composition	03/31/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
● Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	58,356	56,516

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Composition (contd.)		03/31/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities (contd.)
●	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	51,066	51,825
●	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	20,644	20,951
●	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	9,127	9,262
	Subtotal debt securities at fair value through profit or loss and other debt securities	139,193	138,554

Other financial assets
●	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	960
	Subtotal Other financial assets	827	960

Loans and other financing – non-financial private sector and foreign residents
●	Interests derived from contributions made as protector partner (1).	718,389	885,031
	Subtotal loans and other financing	718,389	885,031

Financial assets delivered as a guarantee
●	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	15,999,559	18,020,036
●	For securities forward contracts.	13,415,360
●	Guarantee deposits related to credit and debit card transactions.	2,021,139	1,529,646
●	Other guarantee deposits.	313,591	990,105
	Subtotal Financial assets delivered as a guarantee	31,749,649	20,539,787

Other non-financial assets
●	Real property related to a call option sold.	90,231	90,231
	Subtotal other non-financial assets	90,231	90,231
Total		32,698,289	21,654,563

(1)	As of March 31, 2022 and December 31, 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

29.	TRUST ACTIVITIES

Note 32 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

29.1	Financial trusts for investment purposes

As of March 31, 2022 and December 31, 2021, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 667,386 and 616,213, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

29.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of March 31, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amounted to 9,604 and 11,147, respectively.

29.3	Trusts guaranteeing loans granted by the Bank

As of March 31, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed by the Bank amounted to 2,294,141 and 2,349,163, respectively.

29.4	Trusts in which the Bank acts as Trustee (Management)

As of March 31, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed by the Bank amounted to 3,196,087 and 3,448,054, respectively.

30.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 33.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of March 31, 2022 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,592,543,499 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum required statutory guarantee account of 710,175 UVAs, which the Bank paid-in with government securities as described in note 28 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 33.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

31.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2022 are described in note 34 to the condensed consolidated interim financial statements.

32.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 35 to the condensed consolidated interim financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.
-	Penalties applied by the BCRA.
-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

33.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 03/31/2022		03/31/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	46,085,956	48,768,055
Non-subordinated – Class B		$4,620,570,000		$2,889,191,000	3,096,173	3,471,423
Total					49,182,129	52,239,478

Note 36 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank.

34.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2022 and December 31, 2021 is as follows:

Composition	03/31/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	367,014,788	352,386,241
Preferred and other collaterals received from customers (1)	116,951,013	139,532,172
Outstanding checks not yet paid	10,636,095	12,939,552
Checks already deposited and pending clearance	7,776,134	9,412,343

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

35.	TAX AND OTHER CLAIMS

35.1.    Tax claims

Note 38.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed separate interim financial statements.

35.2.    Other claims

Note 38.2 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

36.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 39 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution, and also the decisions adopted by the Shareholders’ Meeting held on April 29, 2022.

37.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 40 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

38.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 41 to the condensed consolidated interim financial statements.

39.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 42 to the condensed consolidated interim financial statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 104 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Holdings				Position
		03/31/2022			12/31/2021	03/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government bonds in pesos - Private Badlar + 200 PB - Maturity: 04-03-2022	5480		1	6,127,490	8,513,826	6,127,490		6,127,490
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	5495		1	5,648,662	8,487,154	7,066,802		7,066,802
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	4,476,398	4,306,033	4,476,398		4,476,398
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	3,671,926	4,468,953	4,219,522		4,219,522
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	2,079,542	1,987,141	2,079,542		2,079,542
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	890,011	721,337	890,011		890,011
Treasury bills in pesos adjusted by CER to discount - Maturity: 04-29-2022	5948		1	662,178		662,178		662,178
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 10-21-2022	5969		1	558,794		558,794		558,794
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 05-23-2022	5936		1	473,699	539,678	524,204		524,204
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	432,228	473,238	432,228		432,228
Other				830,992	2,050,546	2,177,654		2,177,654
Subtotal local government securities				25,851,920	31,547,906	29,214,823		29,214,823
Private securities
Corporate Bonds Tarjeta Naranja C048 - Maturity: 04-26-2022	55317		3	543,144	626,233	543,144		543,144
Debt Securities in Financial Trusts Secubono			3	410,077	223,211	410,077		410,077
Corporate Bonds Ledesma SA C010 - Maturity: 05-27-2022	55500		3	247,424	293,183	247,424		247,424
Debt Securities in Financial Trusts Surcos			3	115,458	150,155	115,458		115,458
Debt Securities in Financial Trusts Accicom Loans Personal			3	32,896		32,896		32,896
Securities of companies of public services			3	3,235	3,430	3,235		3,235
Subtotal local private securities				1,352,234	1,296,212	1,352,234		1,352,234
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				27,204,154	32,844,118	30,567,057		30,567,057

- 105 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Holdings				Position
		03/31/2022			12/31/2021	03/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds linked to dollar - Maturity: 04-28-2023	5928		1	29,877,837	34,033,408	29,877,837		29,877,837
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022	5495		1	25,585,184	29,150,765	25,585,184		25,585,184
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 01-20-2023	9105		1	24,812,114		24,812,114		24,812,114
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	20,006,789	22,736,664	20,006,789		20,006,789
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 10-21-2022	5969		1	16,414,102		16,414,102		16,414,102
Federal government bonds in pesos Private Badlar + 200 PB - Maturity: 04-03-2022	5480		1	15,277,109	17,645,715	15,277,109		15,277,109
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	14,873,958	12,087,574	14,873,958		14,873,958
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-18-2022	5934		1	10,987,332	11,497,423	11,051,015		11,051,015
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-17-2023	9111		1	8,462,505		8,462,505		8,462,505
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	7,132,839	3,593,518	7,132,839		7,132,839
Other				16,658,460	13,666,265	16,768,148		16,768,148
Subtotal local government securities				190,088,229	144,411,332	190,261,600		190,261,600

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-21-2022			2	32,817,752		33,154,662		33,154,662
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-05-2022			1	29,836,530		29,836,530		29,836,530
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-12-2022			2	24,642,812		24,642,812		24,642,812
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-28-2022			2	24,174,747		24,174,747		24,174,747
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-26-2022			2	23,263,461		24,232,772		24,232,772
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-13-2022			2	22,723,976		24,613,292		24,613,292
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-07-2022			2	21,647,474		29,749,163		29,749,163
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-19-2022			2	21,504,499		21,504,499		21,504,499
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022					24,979,102
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022					21,913,545
Other					107,446,088
Subtotal Central Bank of Argentina Bills				200,611,251	154,338,735	211,908,477		211,908,477
Total Other debt securities measured at fair value through other comprehensive income				390,699,480	298,750,067	402,170,077		402,170,077
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	27,060,313	2	27,255,448	26,400,547	27,255,448		27,255,448
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	498,967	1	318,631	308,582	318,631		318,631
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	42382	315,432	2	311,098	361,858	311,098		311,098
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385	221,838	2	218,147	253,740	218,147		218,147
Treasury bills of Province of Río Negro Series 2 Class 1 - Maturity: 06-15-2022	42479	196,011	2	193,359	224,714	193,359		193,359
Treasury bills of Province of Neuquén Series 4 Class 1 - Maturity: 02-28-2022	42426				53,224
Subtotal local government securities				28,296,683	27,602,665	28,296,683		28,296,683
Private securities
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	80,366	2	64,617	64,657	64,617		64,617
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022	55767	49,304	2	47,230	50,024	47,230		47,230
Debt Securities in Financial Trusts Accicom Loans Personal Series 11 Class A - Maturity: 12-20-2022	55645	16,135	3	13,607	22,469	13,607		13,607
Debt Securities in Financial Trusts Secubono Series 211 Class A - Maturity: 07-28-2022	55735	7,207	3	5,395	15,199	5,395		5,395
Debt Securities in Financial Trusts Secubono Series 210 Class A - Maturity: 06-28-2022	55661	7,813	3	4,786	21,598	4,786		4,786
Corporate Bonds Banco de la Ciudad de Buenos Aires Class 016 -Maturity: 12-05-2022	92655	3,101	1	2,782	4,180	2,782		2,782
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616	931	2	948	35,840	948		948
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219				30,934
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	55519				30,314
Debt Securities in Financial Trusts Confibono Series 059 Class A - Maturity: 03-21-2022	55570				24,419
Other					6,962
Subtotal local private securities				139,365	306,596	139,365		139,365
Total Other debt securities measured at cost amortized				28,436,048	27,909,261	28,436,048		28,436,048
TOTAL OTHER DEBT SECURITIES				419,135,528	326,659,328	430,606,125		430,606,125

- 106 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Holdings				Position
		03/31/2022			12/31/2021	03/31/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	80022		3	295,796	238,935	295,796		295,796
C.O.E.L.S.A	80023		3	37,595	43,636	37,595		37,595
Matba Rofex SA	80030		3	33,868	36,444	33,868		33,868
Sedesa	80016		3	15,314	17,778	15,314		15,314
AC Inversora SA	80024		3	10,178	11,814	10,178		10,178
Provincanje SA	80026		3	8,857	10,280	8,857		8,857
Mercado a Término Rosario SA	80020		3	7,414	8,605	7,414		7,414
San Juan Tennis Club SA	80017		3	437	507	437		437
Argencontrol SA	80019		3	407	472	407		407
Garantizar SGR	80025		3	10	12	10		10
Other				1	2,079,688	1		1
Subtotal local				409,877	2,448,171	409,877		409,877
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	12,628	14,459	12,628		12,628
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	3,002	3,227	3,002		3,002
Subtotal foreign				15,630	17,686	15,630		15,630
Total measured at fair value through profit or loss				425,507	2,465,857	425,507		425,507
TOTAL EQUITY INSTRUMENTS				425,507	2,465,857	425,507		425,507
TOTAL GOVERNMENT AND PRIVATE SECURITIES				446,765,189	361,969,303	461,598,689		461,598,689

- 107 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

COMMERCIAL	03/31/2022	12/31/2021
In normal situation	79,282,201	98,968,681
With senior “A” collateral and counter-collateral	9,535,041	13,306,645
With senior “B” collateral and counter-collateral	15,278,760	18,766,384
Without senior collateral or counter-collateral	54,468,400	66,895,652
Subject to special monitoring	1,148,722	2,473,689
In observation
With senior “A” collateral and counter-collateral	298	1,711
With senior “B” collateral and counter-collateral	777,204	2,046,627
Without senior collateral or counter-collateral	371,220	425,351
Troubled	1,884,378	869,669
With senior “B” collateral and counter-collateral	1,256,530	127,804
Without senior collateral or counter-collateral	627,848	741,865
With high risk of insolvency	359,104	134,011
With senior “A” collateral and counter-collateral	114,696	117,222
With senior “B” collateral and counter-collateral	125,448	8,003
Without senior collateral or counter-collateral	118,960	8,786
Subtotal Commercial	82,674,405	102,446,050

- 108 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

CONSUMER AND MORTGAGE	03/31/2022	12/31/2021
Performing	299,776,366	317,178,571
With senior “A” collateral and counter-collateral	17,516,854	22,172,400
With senior “B” collateral and counter-collateral	23,409,667	26,959,767
Without senior collateral or counter-collateral	258,849,845	268,046,404
Low risk	2,176,978	2,244,755
With senior “A” collateral and counter-collateral	93,013	72,928
With senior “B” collateral and counter-collateral	93,962	133,748
Without senior collateral or counter-collateral	1,990,003	2,038,079
Low risk - in special treatment	21,940	72,331
With senior “B” collateral and counter-collateral		23,735
Without senior collateral or counter-collateral	21,940	48,596
Medium risk	1,511,984	1,683,797
With senior “A” collateral and counter-collateral	40,072	10,704
With senior “B” collateral and counter-collateral	42,412	69,506
Without senior collateral or counter-collateral	1,429,500	1,603,587
High risk	1,799,129	1,928,464
With senior “A” collateral and counter-collateral	24,047	24,586
With senior “B” collateral and counter-collateral	120,290	130,850
Without senior collateral or counter-collateral	1,654,792	1,773,028
Irrecoverable	787,689	910,964
With senior “A” collateral and counter-collateral	26,822	22,267
With senior “B” collateral and counter-collateral	121,973	221,716
Without senior collateral or counter-collateral	638,894	666,981
Subtotal consumer and mortgage	306,074,086	324,018,882
Total	388,748,491	426,464,932

- 109 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separated statement of financial position is listed below:

	03/31/2022	12/31/2021
Loans and other financings	375,447,821	410,752,790
Added:
Allowances for loans and other financings	9,883,857	11,178,010
Adjustment amortized cost and fair value	728,882	1,311,004
Debt securities of financial trust - Measured at amortized cost	71,973	206,841
Corporate bonds	68,008	100,385
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(125,064)	(114,771)
Guarantees provided and contingent liabilities	2,673,014	3,030,673
Total computable items	388,748,491	426,464,932

- 110 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	03/31/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	19,609,620	5.04	21,627,487	5.07
50 next largest customers	27,138,245	6.98	35,362,875	8.29
100 next largest customers	20,282,431	5.22	24,736,882	5.80
Other customers	321,718,195	82.76	344,737,688	80.84
Total (1)	388,748,491	100.00	426,464,932	100.00

(1) See reconciliation in Exhibit B.

- 111 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF MARCH 31, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		464,049	369,170	443,227	1,294,494			2,570,940
Financial sector		13,933	27,238	59,450	142,779	714,436	76,221	1,034,057
Non-financial private sector and foreign residents	1,792,239	152,131,938	45,088,379	50,083,122	62,738,114	82,585,837	121,255,592	515,675,221
Total	1,792,239	152,609,920	45,484,787	50,585,799	64,175,387	83,300,273	121,331,813	519,280,218

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		269,124	724,205	565,203	1,428,391	554,519		3,541,442
Financial sector		296,817	773,176	43,433	150,733	846,095	155,605	2,265,859
Non-financial private sector and foreign residents	1,753,411	157,994,352	48,379,179	55,913,428	74,266,204	87,681,280	133,628,907	559,616,761
Total	1,753,411	158,560,293	49,876,560	56,522,064	75,845,328	89,081,894	133,784,512	565,424,062

This exhibit disclosures contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 112 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original value at beginning	Total life				Depreciation of the period					Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	end of the period
Cost
Real property	55,630,829	50	10,739		42,713	5,591,905			297,002	5,888,907	49,795,374
Furniture and facilities	7,582,511	10	40,766	294	49,071	3,715,390		10	163,307	3,878,687	3,793,367
Machinery and equipment	10,897,482	5	170,872	181	174,000	7,521,077	352	39	381,319	7,902,709	3,339,464
Vehicles	1,517,395	5	27,726	6,439	(3,169)	1,248,914	(352)	3,938	34,434	1,279,058	256,455
Work in progress	1,841,103		271,374		(262,606)						1,849,871
Right of use real property	4,358,508	5	111,927		(9)	2,436,677			203,586	2,640,263	1,830,163
Total property, plant and equipment	81,827,828		633,404	6,914		20,513,963		3,987	1,079,648	21,589,624	60,864,694

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original value at beginning	Total life				Depreciation for the fiscal year					Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Real property	53,391,131	50	346,474	101,446	1,994,670	4,372,422	114,056	12,829	1,118,256	5,591,905	50,038,924
Furniture and facilities	6,873,818	10	216,772	1,682	493,603	3,071,023	156	565	644,776	3,715,390	3,867,121
Machinery and equipment	9,600,319	5	740,166	31,138	588,135	6,036,405	(817)	773	1,486,262	7,521,077	3,376,405
Vehicles	1,458,726	5	141,241	86,306	3,734	1,198,117	207	75,522	126,112	1,248,914	268,481
Work in progress	1,469,063		2,557,869		(2,185,829)						1,841,103
Right of use real property	3,616,285	5	732,948	9,363	18,638	1,564,623	847	4,982	876,189	2,436,677	1,921,831
Total property, plant and equipment	76,409,342		4,735,470	229,935	912,951	16,242,590	114,449	94,671	4,251,595	20,513,963	61,313,865

(1) During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 113 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CHANGE IN INVESTMENT PROPERTY

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at beginning	Useful life				Depreciation for the fiscal year					Residual value at
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	the end of the period
Cost
Leased properties	268,131	50				9,686			785	10,471	257,660
Other investment properties	295,351	50	18,383	11,884		22,969			386	23,355	278,495
Total investment property	563,482		18,383	11,884		32,655			1,171	33,826	536,155

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at beginning	Useful life				Depreciation for the fiscal year					Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Leased properties	385,818	50			(117,687)	63,343	(57,577)		3,920	9,686	258,445
Other investment properties	1,105,937	50	3,303	27,062	(786,827)	73,806	(56,479)	4,508	10,150	22,969	272,382
Total investment property	1,491,755		3,303	27,062	(904,514)	137,149	(114,056)	4,508	14,070	32,655	530,827

- 114 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

 CHANGE IN INTANGIBLE ASSETS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at beginning	Useful life				Depreciation of the period					Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	end of the period
Cost
Licenses	5,815,645	5	45,384			3,557,542			256,183	3,813,725	2,047,304
Other intangible assets	18,829,693	5	990,008			11,362,023			823,292	12,185,315	7,634,386
Total intangible assets	24,645,338		1,035,392			14,919,565			1,079,475	15,999,040	9,681,690

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Original Value at beginning	Useful life				Depreciation for the fiscal year					Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Licenses	4,817,026	5	1,010,312		(11,693)	2,498,870	(393)		1,059,065	3,557,542	2,258,103
Other intangible assets	15,099,506	5	3,730,270	83		8,478,541			2,883,482	11,362,023	7,467,670
Total intangible assets	19,916,532		4,740,582	83	(11,693)	10,977,411	(393)		3,942,547	14,919,565	9,725,773

- 115 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

 DEPOSIT CONCENTRATION

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	03/31/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	69,540,133	10.32	53,212,284	7.84
50 next largest customers	50,744,771	7.53	41,875,325	6.17
100 next largest customers	27,278,609	4.05	26,270,895	3.87
Other customers	526,234,390	78.10	557,720,882	82.12
Total	673,797,903	100.00	679,079,386	100.00

- 116 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	595,409,171	76,033,205	8,553,226	914,962	39,977	3,333	680,953,874
From the non-financial government sector	65,582,694	13,592,929	578,366	3,601			79,757,590
From the financial sector	1,033,773						1,033,773
From the non-financial private sector and foreign residents	528,792,704	62,440,276	7,974,860	911,361	39,977	3,333	600,162,511
Derivative instruments	7,317	136					7,453
Repo transactions	11,853,813						11,853,813
Other financial institutions	11,853,813						11,853,813
Other financial liabilities	46,791,135	199,067	162,190	278,610	387,187	487,647	48,305,836
Financing received from the Central Bank of Argentina and other financial institutions	1,977,417	16,880	8,086	7,501	2,169		2,012,053
Issued corporate bonds		3,141,995					3,141,995
Subordinated corporate bonds		1,474,458		1,474,458	2,948,915	53,238,065	59,135,896
Total	656,038,853	80,865,741	8,723,502	2,675,531	3,378,248	53,729,045	805,410,920

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 117 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	615,893,172	60,647,061	7,477,046	638,498	50,220	1,467	684,707,464
From the non-financial government sector	62,044,536	2,452,599	1,373,403	3,025			65,873,563
From the financial sector	1,115,653						1,115,653
From the non-financial private sector and foreign residents	552,732,983	58,194,462	6,103,643	635,473	50,220	1,467	617,718,248
Derivative instruments			2,939				2,939
Other financial liabilities	66,821,644	202,381	180,325	296,078	436,269	577,623	68,514,320
Financing received from the Central Bank of Argentina and other financial institutions	272,804	212,352	15,691	9,655	6,644		517,146
Issued corporate bonds			3,646,904				3,646,904
Subordinated corporate bonds			1,584,509	1,584,510	3,169,019	57,211,700	63,549,738
Total	682,987,620	61,061,794	12,907,414	2,528,741	3,662,152	57,790,790	820,938,511

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 118 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2022
Provisions for eventual commitments	386,446	104,743			(60,928)	430,261
For Administrative, disciplinary and criminal penalties	580				(80)	500
Other	1,508,873	320,244		42,205	(226,706)	1,560,206
Total Provisions	1,895,899	424,987		42,205	(287,714)	1,990,967

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	30,146	419,688		1,475	(61,913)	386,446
For Administrative, disciplinary and criminal penalties	1,258	48,321	292	48,257	(450)	580
Other	2,254,088	1,690,235		1,742,079	(693,371)	1,508,873
Total Provisions	2,285,492	2,158,244	292	1,791,811	(755,734)	1,895,899

- 119 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 120 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

 FOREIGN CURRENCY AMOUNTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	03/31/2022					12/31/2021
	Total parent company
	and local	Total per currency
Item	branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	125,267,367	124,516,195	460,714	28,173	262,285	136,412,333
Debt securities at fair value through profit or loss	143,728	143,728				62,721
Other financial assets	8,082,231	8,082,231				6,482,862
Loans and other financing	16,083,344	16,083,344				17,180,192
From the non-financial private sector and foreign residents	16,083,344	16,083,344				17,180,192
Other debt securities	29,880,674	29,880,674				34,037,073
Financial assets delivered as guarantee	2,205,218	2,205,218				2,366,295
Equity instruments at fair value through profit or loss	15,630	15,630				17,686
Investments in subsidiaries, associates and joint ventures	3,156,629	3,156,629				3,446,915
Total assets	184,834,821	184,083,649	460,714	28,173	262,285	200,006,077
Liabilities
Deposits	97,572,868	97,572,868				107,038,209
Non-financial government sector	7,689,313	7,689,313				8,910,072
Financial sector	876,729	876,729				882,799
Non-financial private sector and foreign residents	89,006,826	89,006,826				97,245,338
Other financial liabilities	4,994,446	4,804,268	175,479		14,699	5,551,815
Financing from the Central Bank and other financial institutions	160,298	160,298				320,826
Subordinated corporate bonds	46,085,956	46,085,956				48,768,055
Other non-financial liabilities	8,434	8,434				9,089
Total liabilities	148,822,002	148,631,824	175,479		14,699	161,687,994

- 121 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the- counter electronic market)	1	1	1	124,429
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	6	1	30	124,429
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		13,415,360
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non financial sector	36	11		76,575

(1) Related to the valuation of the underlying traded, disclosed in absolute values.

(2) Related to compensated operations forward (OCT).

- 122 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Net financial Income/(Loss)
	Mandatory measurement
Items	Quarter ended 03/31/2022	Quarter ended 03/31/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	3,758,978	6,377,913
Gain from private securities	115,043	44,083
Loss from other financial assets	(66,384)	(3,999)
Gain from equity instruments at fair value through profit or loss	924,743	617,911
Gain / (Loss) from sales or decreases of financial assets at fair value (1)	1,001,456	(46,349)
Total	5,733,836	6,989,559

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

- 123 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

	Net financial income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Interest income
for cash and bank deposits	2,834	4,076
for government securities	1,628,298	3,683,077
for private securities	25,125	160,042
for loans and other financing
Non-financial public sector	276,274	716,055
Financial sector	92,140	260,615
Non-financial private sector
Overdrafts	2,533,430	2,632,864
Documents	3,050,807	2,146,564
Mortgage loans	4,674,518	4,736,694
Pledge loans	518,273	171,620
Personal loans	13,803,376	14,341,473
Credit cards	5,021,640	4,181,070
Financial leases	45,701	17,226
Other	3,757,290	5,382,766
for repo transactions
Central Bank of Argentina	397,356	3,222,952
Other financial institutions	34,836	22,373
Total	35,861,898	41,679,467
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(430,670)	(1,127,033)
Saving accounts	(393,055)	(357,810)
Time deposits and investments accounts	(24,951,000)	(29,766,230)
for Financing received from Central Bank of Argentina and other financial institutions	(44,526)	(67,594)
for repo transactions
Other financial institutions	(217,126)	(84,560)
for other financial liabilities	(1,916)	(8,328)
for issued corporate bonds	(111,772)	(546,456)
for subordinated corporate bonds	(726,240)	(1,030,655)
Total	(26,876,305)	(32,988,666)

- 124 -	Delfín Jorge Ezequiel Carballo Chairperson

 EXHIBIT Q

(Continued)

 BREAKDOWN OF STATEMENT OF INCOME

AS OF MARCH 31, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

Interest and adjustment for the application of the effective interest rate of financial	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
assets measured at fair value through other comprehensive income	Quarter ended 03/31/2022	Quarter ended 03/31/2022	Quarter ended 03/31/2021	Quarter ended 03/31/2021
for debt government securities	32,868,294	(1,593,090)	28,192,975	644,897
Total	32,868,294	(1,593,090)	28,192,975	644,897

	Income of the period
Items	Quarter ended 03/31/2022	Quarter ended 03/31/2021
Commissions income
Commissions related to obligations	6,277,786	5,420,546
Commissions related to credits	42,837	29,539
Commissions related to loans commitments and financial guarantees	563	299
Commissions related to securities value	95,453	72,137
Commissions to credit cards	3,808,748	3,556,597
Commissions to insurances	653,161	668,559
Commissions related to trading and foreign exchange transactions	251,288	245,603
Total	11,129,836	9,993,280
Commissions expenses
Commissions related to trading and foreign exchange transactions	(35,931)	(18,203)
Other
Commissions paid ATM exchange	(545,547)	(576,821)
Checkbooks commissions and clearing houses	(187,739)	(168,568)
Credit cards and foreign trade commissions	(106,471)	(98,483)
Total	(875,688)	(862,075)

- 125 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF MARCH 31, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Movements between stages of the period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	03/31/2022
Other financial assets	30,698	15,038			(5,094)	40,642
Loans and other financing	11,178,010	(25,119)	(857,077)	1,150,669	(1,562,626)	9,883,857
Other financial institutions	4,238	(731)			(546)	2,961
To the non-financial private sector and foreign residents
Overdrafts	821,817	58,285	(7,071)	(60,977)	(113,232)	698,822
Documents	1,116,118	(71,141)	6,746	(292)	(150,902)	900,529
Mortgage loans	2,319,281	(32,786)	(956,516)	1,016,422	(322,621)	2,023,780
Pledge loans	143,410	(423)	(1,529)	(2,118)	(19,626)	119,714
Personal loans	2,879,187	84,539	25,741	202,696	(416,158)	2,776,005
Credit cards	1,874,818	110,657	60,403	74,596	(273,332)	1,847,142
Financial leases	16,968	4,848	20	(1,819)	(2,520)	17,497
Other	2,002,173	(178,367)	15,129	(77,839)	(263,689)	1,497,407
Eventual commitments	386,446	92,941	10,154		(59,280)	430,261
Other debt securities	630	77			(91)	616
Total allowances	11,595,784	82,937	(846,923)	1,150,669	(1,627,091)	10,355,376

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41) (Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of March 31, 2022, except as otherwise indicated)

		Movements between stages of the period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	33,159	10,185			(12,646)	30,698
Loans and other financing	17,561,267	(2,831,257)	588,741	1,657,919	(5,798,660)	11,178,010
Other financial institutions	29,104	(18,067)			(6,799)	4,238
To the non-financial private sector and foreign residents
Overdrafts	1,201,389	141,104	79,480	(303,267)	(296,889)	821,817
Documents	936,644	303,645	208,977	8,477	(341,625)	1,116,118
Mortgage loans	1,319,148	57,582	1,249,949	210,749	(518,147)	2,319,281
Pledge loans	235,370	(3,274)	(46,209)	39,897	(82,374)	143,410
Personal loans	4,985,662	(959,478)	(386,404)	1,257,768	(2,018,361)	2,879,187
Credit cards	5,937,211	(2,055,304)	(905,055)	524,073	(1,626,107)	1,874,818
Financial leases	17,603	11,818	(5)	(7,491)	(4,957)	16,968
Other	2,899,136	(309,283)	388,008	(72,287)	(903,401)	2,002,173
Eventual commitments	30,146	357,766	52,869		(54,335)	386,446
Other debts securities	2,353	(1,256)			(467)	630
Total allowances	17,626,925	(2,464,562)	641,610	1,657,919	(5,866,108)	11,595,784

- 126 -	Delfín Jorge Ezequiel Carballo Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer